UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X]	**Form C: Offering Statement**
[ ]	**Form C-U: Progress Update:**
[ ]	**Form C/A: Amendment to Offering Statement:**
[ ]	**Check box if Amendment is material and investors must reconfirm within five business days.**
[ ]	**Form C-AR: Annual Report**
[ ]	**Form C-AR/A: Amendment to Annual Report**
[ ]	**Form C-TR: Termination of Reporting**

Name of issuer: 22 Salute, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: WY

Date of organization: 12-20-2021

Physical address of issuer: 1309 Coffeen Avenue STE: 4306, Sheridan, WY 82801

Website of issuer: https://22salute.com/

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: **COMMUNITY BOND, LLC**

CIK number of the intermediary: 0001982194

SEC file number of intermediary: 007-00443

CRD number, if applicable, of intermediary: 327933

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$5,000 onboarding fee + 5% of raise amount. Refer to Exhibit A for a full explanation of fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Revenue Sharing Bonds

Target number of securities to be offered: 40,000

Price (or method for determining price): $1.00

Target offering amount: $40,000

Oversubscriptions accepted: Yes [X]   No [ ]

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis [ ]   First-come, first-served basis [ ]

Other – provide a description: [X]   At the Company's discretion

Maximum offering amount (if different from target offering amount): $1,200,000

Deadline to reach the target offering amount: July 28, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$119,560.31	Prior fiscal year-end:	$17,182.40
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Accounts Receivable:	Most recent fiscal year-end:	$3,802.22	Prior fiscal year-end:	$18,358.05
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$81,550.06	Prior fiscal year-end:	$30,359.48
Cost of Goods Sold:	Most recent fiscal year-end:	$44,114.61	Prior fiscal year-end:	$64,707.35
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	($149,939.57)	Prior fiscal year-end:	($115,780.33)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8

X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

22 Salute, LLC
(Issuer)

/s/ Eric Ranks, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eric Ranks
(Signature)

CEO, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer.
(Title)

July 29, 2024
(Date)

/s/ Patrick Salazar
(Signature)

Chief Marketing Officer
(Title)

July 29, 2024
(Date)

/s/ Maurice De Vera
(Signature)

Chief Operating Officer
(Title)

July 29, 2024
(Date)

/s/ Jennifer Hicks
(Signature)

President
(Title)

July 29, 2024
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

July 29, 2024

22 SALUTE, LLC

Target Offering Amount of $40,000
Maximum Offering Amount of $1,200,000

22 Salute, LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $40,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,200,000 (the "**Maximum Offering Amount**") of Revenue Sharing Bonds (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 28, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Community Bond, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)	Intermediary Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$ 100	$ 5	$ 95
Target Offering Amount	$ 40,000	$ 2,000	$ 38,000
Maximum Offering Amount(4)	$ 1,200,000	$ 60,000	$ 1,140,000

(1)   This does not include any Investment Fees charged by the Company. The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

(2)   This does not include Offering expenses paid to non-intermediary entities, such as marketing expenses, and audit fees. In addition to the five percent (5%) fee shown here, the Intermediary will also receive a $5,000.00 onboarding fee. The Intermediary will be reimbursed for all expenses incurred by the Intermediary on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is July 29, 2024.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

22 Salute, LLC is a Wyoming limited liability company formed in December 2021 with its headquarters in Utah. Our primary business is the sale of Veteran-crafted spirits and High Altitude Specialty coffee.

Capital Structure

The Company is a Limited Liability Company with a single undifferentiated and undenominated class of Membership Interests held by five Members, each of whom receives tax allocations and distributions pro-rata.

Management

The Company is governed by its Members, who also serve as the officers of the Company and carry out its day to day operations.

The Offering

Target (Minimum) Offering Amount	$40,000
Total Amount of the Securities to be Sold in Offering (if Target Offering Amount met)	40,000 (up to 1,200,000)
Maximum Offering Amount	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	40,000 (up to 1,200,000)
Price Per Security	$1.00
Minimum Individual Purchase Amount[†]	$1,000 (1,000 Bonds)[+]
Offering Deadline	July 28, 2025

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Fees

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $1,200,000 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities since inception.

Officers. Directors. And Managers

Name	Position and Offices Held	Term of Office
Eric Ranks	CEO	December 2021 - Present
Patrick Salazar	Chief Marketing Officer	December 2021 - Present
Maurice De Vera	Chief Operating Officer	December 2021 - Present
Jennifer Hicks	President	October 2023 - Present

Eric Ranks (CEO):

Mr. Ranks is a seasoned entrepreneur who has successfully launched six companies since 2000, with his first company exit at the age of 24 and has over 24 years' experience as a corporate executive in sales training and leadership with 11 years in digital marketing, working for some of the world's largest digital marketing companies. His responsibilities as CEO of 22 Salute include informing and advising Board members, managing the organization's resources, and implementing strategic plans to grow revenue, profit, and social impact. His additional work experience includes working as Founder and Executive Director at The Veterans Connection since 2012, where he is responsible for all facets from fundraising, strategy formulation, program/service launch, event coordination, to the establishment of core support infrastructure including HR and accounting . His previous experience includes working as an Enterprise Customer Success Manager at Pluralsight from 2018 - 2023 where he was responsible for implementing strategic sales initiatives and facilitated a cross-collaboration sales strategy resulting in enhanced customer service and driving a 30% increase in upsells. In 2023, Eric won the Presidential Club Award for top 1% of all sales for 2022. Prior to Pluralsight, Eric Ranks was a Manager of Partner Growth at Pinterest from 2017 - 2019 where he led B2B sales in the US and Canada, founded the LeadGen Team, and played a pivotal role in securing 70% of high-value advertiser contracts. Eric has been recognized as an international best-selling author and motivational speaker, and his journey is shaped by personal experiences as well as a desire to serve, offering unwavering support to those who have selflessly served the nation.

Patrick Salazar (Chief Marketing Officer):

Mr. Salazar is an accomplished advertiser and sales professional with a proven track record in marketing strategy and execution. His responsibilities as Chief Marketing Officer include overseeing all aspects of marketing campaigns, brand management, market research, and customer engagement initiatives. His previous work experience includes working as MidMarket Account Director from 2020 - 2024, where he was responsible for growing and implementing innovative advertising strategies to drive brand awareness and increase market share for hundreds of clients. He also served as Strategic Account Manager from 2017 - 2019, leading cross-functional teams to execute successful product launches and promotional campaigns. In addition to his professional achievements, Mr. Salazar holds a Bachelor's degree in Professional Sales from Weber State University and actively participates in community outreach programs aimed at promoting education and youth development. In his spare time, he enjoys fishing, running, and spending time with his children.

Maurice De Vera (Chief Operating Officer):

Mr. De Vera is Co-Founder and COO of 22 Salute Spirits and Coffee. His responsibilities as Chief Operating Officer include maintaining and directing the daily operations of the business, including coordinating with legal, sales, marketing, manufacturing, accounting, IT, and other departments. Meets with and reports to the CEO about the company's daily operations, as well as about the CEO's plans for any upcoming adjustments or developments to business operations strategy, or other company goals and objectives. His previous work experience includes working as Director of Account Management at Magic Leap, Inc. (2021-Current), Manager, New Business at AdRoll (2018-2020), and Manager, Partner Growth at Pinterest (2016-2018)., where he was responsible for managing and directing Enterprise sales teams with a focus on new business and growth. He is also the Co-Founder of EWC Technologies as a minority partner.

Maurice De Vera filed for Chapter 7 bankruptcy in 2014. The bankruptcy has since been discharged and closed.

Jennifer Hicks (President):

Ms. Hicks is President of 22 Salute. Her responsibilities as President include collaborating with 22 Salute stakeholders, networking to promote brand awareness, and attending promotional events. Her work experience includes roles such as Lead for Channel Partnerships at Magic Leap from July 2023 through today. She is responsible for recruiting and managing reseller partners. She was a Senior National Channel Manager for HP (Polycom, Poly, HP) from November of 2017 through April of 2023 where she managed national reseller partnerships with global 3B companies. Ms. Hicks volunteers for the PALS team at Meals on Wheels in Austin, Texas as well as Caritas. She volunteers to help survivors of Domestic Violence via the Family Violence Prevention Services of San Antonio. Ms. Hicks leads an initiative to add Coercive Control language into the Texas Family Code and anticipates a Bill being passed by the Texas

Legislature in 2025. In her free time, Ms. Hicks enjoys spending time with her children and white labrador retriever, as well as traveling.

Indemnification

The Company has the power to indemnify its Members, managers, employees, and agents (each a "Covered Person") acting in their professional capacity to the fullest extent permitted by law. Indemnification is required when a Covered Person is successful in defending a suit on the merits or otherwise, but must be authorized by the Company on a case by case basis for the advancement of expenses when an action is pending. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a Covered Person, except where the Covered Person did not have a reasonable cause to believe that their conduct was unlawful. As of the date of this Offering, the Company has not purchased insurance coverage to cover these obligations, although it may do so at a later point.

CAPITAL STRUCTURE AND DEBT

Outstanding Ownership

The Company is a Limited Liability Company with a single undifferentiated and undenominated class of Membership Interests held by five Members.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has no outstanding options, SAFEs, Convertible Notes, or Warrants.

Outstanding Debt (as of May 15, 2024)

The Company has a total of $22,169.97 in outstanding debt, $21,672.13 of which consisted of credit card debt used for ongoing business operations. The Company pays off all credit card accounts in full each month except for one. This card has a balance of $3,465.23 as of May 15, 2024 with an APR of 26.24%(v)(d).

DESCRIPTION OF BUSINESS

Description of the Business

22 Salute™ is a social enterprise that offers Veteran-crafted spirits and High Altitude Specialty coffee. In December 2021, 22 Salute was founded to support Veteran-made prod-ucts and honor Veterans and First Responders who have courageously served our na-tion. With every purchase, a portion of the 22 Salute proceeds go to The Veterans Connection (TVC), a non--profit organization focused on improving these heroes' quality of life.

Over the past two years since its creation, 22 Salute has experienced significant growth and diversification in its business operations. Beginning with the launch of 22 Salute Vodka in select Smith's stores in Las Vegas, Nevada, during Labor Day Weekend 2022, the company has expanded its presence to include all Smith's locations, as well as Total Wine & More, and Lee's Discount Liquor Stores across Nevada. In the second and third quarters of 2023, 22 Salute's reach extended further to include Smith's in New Mexico, Utah State Liquor Stores, and an upcoming launch in Maine.

As of December 2023, 22 Salute has made its Vodka available in retail locations in six states (Nevada, Utah, Colorado, Maine, Maryland, New Mexico), collaborating with a variety of retailers, liquor stores, bars, and restaurants. These spirits are available for direct online shipping in states that permit it. The company has successfully launched two spirit products and is gearing up to introduce a third in early 2025. Its product line also features 14 unique specialty coffees, some of which undergo a distinctive Texas Mesquite wood smoking process during roasting. For its coffee line, 22 Salute has established a presence in a local Colorado retailer and made its products available nationwide through Amazon and Walmart.com. Negotiations are in progress with three major retailers to introduce five coffee SKUs in stores during the third quarter of 2024.

22 Salute is in discussions with RNDC to bring its products to the Pacific Northwest region, covering Oregon, Idaho, Wyoming, Utah, and Montana, and has completed licensing for Louisiana, with a potential distribution agreement with RNDC. Several retailers and a major convenience store chain are preparing to launch its products, pending distributor agreements.

So far, 22 Salute has sold over 1,230 cases of liquor, equivalent to over 7,380 bottles, and received 8 awards for its vodka, two medals for its fig-vanilla bourbon, and two awards for its Southern Pecan specialty coffee, including prestigious double gold awards for each of these products. Sales roles from approximately $30,275 in Q4 2022 to over $23,500 by Q4 2023. Total sales from Labor Day 2022 to the end of 2023 is in excess of $100,000.

A key achievement for the company was its introduction on a military base and a partnership with the leading broker for military exchanges. To support its growth, 22 Salute has hired a National Sales Team and engaged in over 25 charity events and sponsorships, supporting veterans, first responders, and local communities, aligning with its mission and brand values.

Market Conditions, Competitors, and Major Suppliers

<u>Liquor</u>

The revenue in the U.S. spirits market was $53.1 billion in 2023, with an expected growth of 2.85% annually from 2023 to 2028 according to the Distilled Spirits Council.[1] As of 2022, the total share of the beverage alcohol category in the U.S. represented almost $260 billion and over 3.4 billion cases sold.[2] Distilled spirits are the fastest growing with a 2.6% compound annual growth rate (CAGR) over the last ten years.[3] The largest sub-category of spirits is vodka with 28% of cases sold, followed by whiskey with 23%.[4] Spirits revenue market share grew from 28.7% in 2000 to 42.1% in 2022, surpassing beer for the first time ever, according to the Distilled Spirits Council of the United States.[5] 80% of adults in households with annual incomes of $100,000 or more consumed alcohol in 2021/2022. Consumption patterns vary significantly based on income, education, and ethnicity.[6] Vodka sales totaled $7.2 billion, with American Whiskey sales up 10.5%, totaling $5.1 billion.[7] (Beverage Journal 2024)

22 Salute Spirits and Coffee faces a dynamic and competitive market landscape. One of its primary competitors, Tito's Handmade Vodka, a vodka brand founded in Austin, Texas, distinguishes itself through its artisanal image and commitment to handcrafted production, appealing to consumers who prioritize authenticity and quality in their spirits. Tito's Handmade Vodka recorded volume sales amounting to about 11.6 million 9 liter cases in the United States in 2021(1)(1). This positions Tito's as a formidable player in the premium vodka segment, challenging 22 Salute to innovate and differentiate its offerings to capture similar market segments.

22 Salute's spirits are distilled by Dragon Distillery, a Woman-Owned & Veteran-Founded distillery located in Frederick, Maryland that was recognized as the 7th best distillery in the U.S. by Travel & Leisure in 2021. They specialize in small batch artisan spirits, including 22 Salute's award-winning Vodka and unique Fig-Vanilla Bourbon, made from the finest locally-sourced ingredients in a sustainable and environmentally friendly manner. The Company's business would be severely disrupted if this supplier were to go out of business or otherwise end its relationship with the Company.

---

[1] https://www.distilledspirits.org/news/discus-aeb-u-s-spirits-revenues-maintain-market-share-lead-of-total-beverage-alcohol-market-in-2023/ ("Distilled Spirits Council")
[2] https://www.parkstreet.com/alcoholic-beverage-market-overview/ ("Parkstreet")
[3] Parkstreet
[4] Parkstreet
[5] Distilled Spirits Council
[6] https://www.parkstreet.com/alcoholic-beverage-market-overview/ ("Penn State Extension")
[7] https://www.thebeveragejournal.com/discus-reviews-2023-for-u-s-spirits/ ("Beverage Journal")

Coffee

The US Coffee Market size is estimated at USD 28.06 billion in 2024, and is expected to reach USD 33.64 billion by 2029.[8] Coffee is the second most consumed beverage in the U.S. after water, with 62% of Americans drinking coffee daily, making it a central part of American culture and lifestyle.[9] Around 80% of American coffee drinkers consume at least one cup at home, indicating a trend towards at-home coffee brewing and a growing market for coffee machines and brewing equipment.[10]

According to a report by Statista (2023), The top location for coffee consumption among Americans is at home, followed by the office with about 67% of Americans buy their coffee beans from grocery stores.[11] The pandemic influenced purchasing habits, with over 40% trying new coffee types.[12] There's an increasing demand for ethically and environmentally sourced coffee, especially among younger consumers.[13] The online coffee industry is rapidly growing, with a projected value of $13.6 billion by 2027.[14] There's a significant shift towards sustainable and eco-friendly coffee products in online sales, with the average online order size being $40. Specialty coffee sales are also increasing by 20% per year, accounting for 8% of the $18 billion U.S. coffee market.[15]

In terms of competition, Black Rifle Coffee presents a unique challenge with its strong brand identity, which resonates with a patriotic and military-supportive customer base. This niche marketing, combined with a robust online presence and community engagement, sets a high bar for customer loyalty and brand community. Additionally, Death Wish Coffee, known for its exceptionally high caffeine content, caters to a specific segment of the market that seeks intense, robust coffee experiences. This creates a competitive environment where 22 Salute must consider not just the quality of its coffee, but also how it can carve out a unique position, whether through branding, product innovation, or targeting specific consumer preferences.

22 Salute's High Altitude Specialty coffees are prepared by U.S. Roast, established in 2017 to support the Mid American Flight Museum, a non-profit devoted to honoring veterans and preserving U.S. aviation history. As a leading source of global specialty coffee, US Roast utilizes cutting-edge technology, including their Loring Roaster, to achieve perfect roasting using a process that centers on precision, consistency, and sustainability. The Company's business would be severely disrupted if this supplier were to go out of business or otherwise end its relationship with the Company.

22 Salute's Texas Mesquite Smoked coffees are prepared by Third Day Coffee Seguin, owned and operated by a Navy Veteran in Seguin, TX. Third Day Seguin Coffee roasts its beans over Texas Mesquite wood, adding a distinct and rich flavor profile. The Company's business would be severely disrupted if this supplier were to go out of business or otherwise end its relationship with the Company.

Our Mission

At 22 Salute™ Spirits & Coffee, we're more than just a brand – we're a symbol of gratitude and commitment. As a proud veteran, veteran-dependent, and minority-owned social enterprise, we present a distinctive range of unique Veteran-crafted spirits and specialty coffees. Every sip captures honor and dedication.

Our mission is fueled by a profound sense of purpose: to give back to those who have given so much. We donate a portion of our sales to The Veterans Connection™ (TVC), a 501 (c)(3) nonprofit organization committed to mental

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[8] https://www.mordorintelligence.com/industry-reports/united-states-coffee-market ("Mordor Intelligence")
[9] https://www.ncausa.org/Newsroom/Daily-coffee-consumption-at-20-year-high-up-nearly-40 ("NCA Spring 2024 National Coffee Data Trends")
[10] https://newgroundmag.com/2023/12/home-coffee-consumers/ ("New Ground Magazine")
[11] https://www.mintel.com/insights/food-and-drink/the-coffee-and-coffee-shop-industries-what-consumers-want-in-coffee/ ("Mintel")
[12] Mintel
[13] https://perfectdailygrind.com/2023/08/specialty-coffee-consumer-trends/ ("Perfect Daily Grind")
[14] https://simtechdev.com/blog/online-coffee-sale-statistics/ ("Simtech")
[15] https://www.forbes.com/sites/louisbiscotti/2021/08/16/cold-coffee-heats-up/ ("Forbes")

health advocacy, suicide prevention efforts, and fostering a sense of community among veterans and first responders. Beyond contributions, our commitment extends to partnering with Veteran-owned suppliers and prioritizing the hiring of Veterans, ensuring every purchase honors their valor.

History

22 Salute, LLC. is a Wyoming limited liability Company formed in December 2021 with its headquarters in Utah. Over the past two years, 22 Salute LLC has been focused on social entrepreneurship and dedicated to supporting Veteran and First Responder communities. Our ownership structure consists of five stakeholders, including the three original founders. The ownership shares are distributed as follows: Eric Ranks at 38%, Maurice De Vera and Patrick Salazar each holding 27.5%, Jennifer Hicks at 4%, and Hirad Yaldaei owning 3%.

Intellectual Property

The Company currently has pending trademark filings before the USPTO for its "22 Salute" logo (when used for liquor; U.S. Serial Number 97644150), the phrase "Salute Shots" (when used for liquor; U.S. Serial Number 97644154), and the phrase "With a Purpose" (when used for liquor; U.S. Serial Number 97644159). All applications were filed on October 23, 2022 and were still working their way through the trademark registration process as of January 9, 2024.

Governmental/Regulatory Approval and Compliance

Alcohol is a heavily regulated industry at both the State and Federal Level. 22 Salute is proudly licensed to distribute our spirits in ten states, alongside the capability to ship directly to customers' doors in 45 states across the United States. We are actively seeking to expand our licensing and distribution to cover all remaining states. All pertinent state and Federal alcohol licenses are maintained by Dragon Distillery. The Coffee industry is also affected by regulations set by the FDA as well as laws surrounding the import of coffee into the United States. The coffee industry faces regulatory changes with the FSMA requiring enhanced safety protocols and the potential for new labeling costs due to proposed adjustments to the Nutritional Fact Panel. The Company's business will be impacted by any changes to these laws and regulations of U.S. federal, state, and local governmental authorities.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The company risks a reduced market share if failure to consistently deliver high-quality products or keep pace with industry innovations.

The beverage industry is highly competitive and consumer preferences can be volatile, often driven by trends and the demand for new and innovative products. 22 Salute's continued success depends on its ability to consistently produce high-quality spirits and coffees that meet consumer expectations. Any decline in product quality or failure to innovate in line with market trends could result in decreased customer satisfaction and loyalty, potentially leading to a reduction in market share.

The company faces the risk of operational disruptions and product shortages if any issues arise with key suppliers

22 Salute's operations heavily depend on partnerships with key suppliers such as Dragon Distillery for spirits and US Roast for coffee roasting. Any disruption in these relationships or their operations, such as production delays, quality control issues, or financial instability of the partners, could impact the quality of products and the ability to meet customer demand.

There is a risk that 22 Salute may not be able to sustain its market share or expand its customer base as planned.

Despite a unique value proposition, 22 Salute faces significant competition from well-established brands such as Tito's, Absolut, and Death Wish Coffee. The company's ability to maintain and grow its customer base amid fierce competition and brand loyalty to larger, more established companies presents an ongoing challenge.

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products.

22 Salute currently distributes its spirits in nine states and ships directly to consumers in 45 states, with all licenses held by Dragon Distillery. The company is also pursuing additional licensing to expand distribution to all other states in the U.S.. Any changes which require additional or more involved licensing processes would require the dedication of Company resources to address or amend its current operations, which may adversely affect its business strategy or profitability.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, produce, and deliver products to customers effectively. Our Company relies on only a few suppliers for production of its products, which makes it our business vulnerable to disruptions to any of those Companies. Our Company and its suppliers rely on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The Company's success depends in part on the experience and skill of its Members and key employees.

We are dependent on our Members and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Members and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act, are not transferable without approval of the Company, and even if transfers are permitted, no market exists for the sale of the Securities.

You should be aware of the long-term nature of this investment. The Company is required to consent prior to any transfer of the Securities. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Repayment of the securities acquired in this Offering may be negatively impacted by other debt financing.

The Company's Revenue Sharing Bonds constitute unsecured general obligations of the Company. The Company may take out additional financing which will be secured by its assets, resulting in those debts having a higher priority of payment then the Securities.

The amount of additional financing needed by the Company will depend upon the success of this Offering and several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a higher than expected price, which may make it harder for the Company to repay the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could cause the Company to default or otherwise impair the value of the Securities.

Our five Members beneficially owns all of our outstanding equity securities. Such interests may conflict with investors, who will be unable to influence management and exercise control over the business.

As of the date of this offering, our five Members own 100% of the business, and are able to exercise complete control over the business. Investors in the Securities will be unable to influence management and exercise control over our business.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Operational Risks

The Company's Members have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Members and may not be on an arm's-length basis. The Members and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Company's governing documents, the Company's Members may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, or criminal acts. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain additional indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We may have difficulty attracting and retaining key employees.

Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. However, we will need additional financing to continue to execute our business plan. We may raise capital through loans from our Members, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal, state, and international labor laws affect our operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal, state, and international healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from government regulators.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company has only recently commenced operations and may not ultimately be profitable.

The Company may not be able to generate significant additional revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience continue to substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. If the Company cannot operate profitably, it may have difficulty repaying the Revenue Sharing Bonds in full.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on Member liability.

The Company provides for the indemnification of Members and managers to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of Members to the Company for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

We rely on third party contractors for the production of our products. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount (minimum) of $40,000 and up to a maximum amount of $1,200,000 of Revenue Sharing Bonds on a best-efforts basis as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Revenue Sharing Bonds are being offered at $1.00 each and are each expected to return $1.50 to investors over the approximately five year life of the Bond if paid as agreed. The Target Offering Amount that an Investor may invest in the Offering is $1,000, which is subject to adjustment in the Company's sole discretion.

In addition to the Bond purchase price, the Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed. These fees would result in each Revenue Sharing Bond having a cost of $1.0285 or $1.06, which will reduce each Bond's effective rate of return.

Intermediary Fees and Commissions

Community Bond, LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

- $5,000 (non-refundable onboarding fee, which was used to pay for the Creation of our Form C);
- 5% of the amount raised in the Offering, payable in cash from Offering proceeds.

The aggregate amount of fees paid to Community Bond, LLC will be included towards the $40,000 Target Offering Amount and the $1,200,000 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

Investor Fees charged by the Company

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $40,000 Target Offering Amount or the $1,200,000 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	$ 7,000.00	$ 65,000.00
Estimated Offering Costs**	$ $3,000.00	$ $72,000.00
Production	$ -	$ $216,000.00-
Marketing	$ $17,500.00-	$ $360,000.00-
Distillery Expansion	$ -	$ $120,000.00-
Working Capital/ Operations	$ $12,500.00-	$ $300,000.00-
Company Employment	$	$ $67,000.00
Total	**$ 40,000.00**	**$ 1,200,000.00**

* These amounts do not include reimbursements to the Intermediary for expenses incurred on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, escrow fees, and all fees associated with the use of any credit card or alternative considerations processors, all of which are included in "Offering Costs."

** The Company is charging each investor an Investment Fee ranging from 6.00% (when investing via credit card) to 2.85% (when investing via other methods). Those fees will be used to partially cover Offering Costs incurred by the issuer. The values listed here are estimated Offering Costs above and beyond the portion of the Offering Costs that this Investment Fee will pay. These amounts are estimates only, actual Offering Costs may be significantly higher or lower based on a range of factors.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Community Bond, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

            i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investor funds will be held in escrow with North Capital Private Securities Corporation until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. <u>Investors using a credit card to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The Company is offering Revenue Sharing Bonds, which we refer to as "Bonds" or "Securities" throughout this Form C. The rights and obligations of the investors in this offering are governed by the Revenue Sharing Bond Agreement, which each prospective investor agrees to by signing the Subscription Agreement, attached hereto as Exhibit E. Below are summaries of the Revenue Sharing Bond Agreement, which are qualified by the actual terms of the Revenue Sharing Bond Agreement, which is attached hereto as Exhibit D.

Summary of Terms.

Term	Value	Explanation
Payment Multiple	1.5x	When multiplied by the Initial Principal Amount, the total amount of principal plus interest that the Issuer will pay to the Holder (unless such amount is lowered by state Usury Laws).
Revenue Percentage	5%	The percentage of Issuer revenue that will be used to repay these Notes.
Sharing Start Date	One year after issuance	The first day on which Issuer revenue is measured for repayment purchases.
First Payment Date	One year and 45 days after issuance	The date on which the Issuer is required to make its first payment.
Payment Frequency	Semi-annually	How frequently payments will be made after the "First Payment Date" (e.g., monthly, quarterly, semi-annually, etc.)
Maturity Date	Five years after issuance	The date by which all amounts due under this bond must be repaid by.
Accrual Rate	10%	The rate at which simple interest is deemed to accrue for tax purposes.

Payment Terms.

Over the life of the Bond, the Issuer is required to pay an amount of money equal to the face value of the bond time the Payment Multiplier. For example, for a $10,000 Bond, the issuer is required to repay $10,000 * 1.5 (the Payment Multiplier) or $15,000. Rather than fixed payments, the issuer is required to pay 5% of gross revenue (its "Revenue Percentage") to its Bondholders, calculated at the close of each quarter. Each Bondholder will receive a quarterly payment equal to its prorate share of 5% of the Total Revenue of the Issuer for the previous quarter. For example, if an investor purchases $10,000 in Bonds, and $1,000,000 Bonds are sold, then that investor will be entitled to a quarterly payment of 1% of the 5% (i.e., 0.05%) of Issuer's Total Revenue over the previous quarter.

Payments shall begin on one year and 45 days after issuance of the Bonds and shall be made every three months thereafter. Note that if the issuer does not generate revenue during a given quarter, then no payment will be due. However, the Issuer is required to pay off all amounts outstanding on the bond on the Maturity Date. For example, in the case of a $10,000 face value bond with the 1.5x Payment Multiplier, if the Company has made only $3,000 in payments before the Maturity Date, it would be required to make a lump sum payment of $12,000 on the Maturity Date.

Security.

The Bonds are unsecured and are not guaranteed by the Company's officers or affiliates.

Rights Upon Dissolution of the Company

Upon any liquidation, dissolution or winding up of the Company, or upon the Company seeking bankruptcy protection whether voluntary or involuntary, the entire amount of the Bond will become due immediately. Before any distribution or payment shall be made to any Members, the Company shall fully pay all of its debts and liabilities along with the expenses of liquidation and shall set up a reserve for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by its Management. The Bondholders, as unsecured creditors, would be entitled to be paid before Members, but only to the extent that Company funds remain after the Company paid off secured creditors.

Other Lenders Could have Superior Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities, and to take out loans. Other debt securities holders or lenders may have a superior claim to the Company's assets. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Bond is unsecured. Moreover, these lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash and has a choice to pay the other lenders or the Holders of the Bonds, it might decide (or be required) to pay its other lenders first.

Obligation to Return Overpayments.

Investors have no obligations for any debts of the Company or to invest further money with the Company. However, under certain circumstances an investor could be required to return some or all of the distributions it receives from the Company.

Restrictions on Transfer.

Investors may not transfer these Bonds without the prior written consent of the Issuer. This consent will not be unreasonably withheld if the investor seeks to transfer a Bond to the investor's spouse or spousal equivalent, or to any descendant of any great-grandparent of the investor's spouse or spousal equivalent (including all relations by adoption), but is not otherwise expected to be granted absent exceptional circumstances. Investors should plan to hold this Bond to maturity.

Additional Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a "Member of the Family" of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a "Member of the Family" of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that even if the Company is willing to consent to a transfer and Securities are able to be legally transferred, there is no guarantee that another party will be willing to purchase them.

INVESTOR PERKS OFFERED BY THE ISSUER

Investors who invest within two weeks of the opening of the offering, and invest a minimum of $100, will be eligible to receive a 22 Salute Hoodie.

In addition, investors who invest at least the minimum amount listed for a tier will be eligible to receive the rewards listed in that tier (e.g., an investor who invests $1,500 in Bonds will be eligible for tier 2).

Tier 1 - $500
- 5% Discount Code for online store – Good for 3 months (coffee only)
- 22 Salute Hat

Tier 2 - $1000
- 10% Discount Code for online store – Good for 3 months (coffee only)
- 22 Salute Tee Shirt & 22 Salute Hat

Tier 3 - $2500
- 15% Discount Code for online store – Good for 6 months (coffee only)
- 22 Salute Tee Shirt & 22 Salute Hat

Tier 4 - $5000
- 20% Discount Code for online store – Good for 6 months (coffee only)
- 22 Salute Tee Shirt & 22 Salute Hat

Tier 5 - $10,000
- 1 free bag of coffee per month for 6 months
- 22 Salute Tee Shirt & 22 Salute Hat

Tier 6 - $25,000
- 1 free bag of coffee per month for 6 months
- 22 Salute Tee Shirt & 22 Salute Hat
- Early Access to New Products

Tier 7 - $50,000
- 1 free bag of coffee per month for 12 months
- 22 Salute Tee Shirt & 22 Salute Hat
- Early Access to New Products
- Distillery or Coffee Roast Tour for 2 people including airfare (from a U.S. Airport, Airfare from non-U.S. airports will not be covered) and hotel (up to 2 nights), and a meal with our team

Tier 8 - $100,000
- 1 free bag of coffee per month for 12 months
- 22 Salute Tee Shirt & 22 Salute Hat
- Early Access to New Products
- Distillery or Coffee Roast Tour for 4 people including airfare (from a U.S. Airport – Airfare from non-U.S. airports will not be covered) and hotel (up to 2 nights), and a meal with our team

All rewards will be shipped free of charge to any destination within the United States (investors who wish to have their rewards shipped to non-U.S. destinations must pay the difference between domestic and international shipping).

The Bonds are being valued at their face value, which determines the amount the Company will be required to repay under the Revenue Sharing Bond Agreement. While the Company does not anticipate needing to place a value on the Bonds in the future.

Transfer Agent and Registrar

The Company has not currently engaged a transfer agent and currently acts as its own registrar for the Securities,

FINANCIAL INFORMATION CONCERNING THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached to this Form C as <u>Exhibit F</u>.

Operations, Liquidity, and Capital Resources

Operations

Revenues

Total revenues for the years ended December 31, 2023 and 2022 were $81,550.06 and $30,359.48, respectively. Revenues increased approximately 169% due to the length of the sales period and the increased product offerings. 22 Salute sold its first product, 22 Salute Vodka, September 2022 in Nevada. Throughout 2023 22 Salute has increased its product catalog to include high-altitude, specialty coffee and a small batch of Fig-Vanilla Bourbon.

Cost of Sales

Cost of Goods Sold as a percentage of sales, was approximately 54% ($44,114.61) and 213% ($64,707.35) for the years ended December 31, 2023 and 2022, respectively. The high cost of goods sold in 2022 was primarily due to the initial purchasing of bottles, boxes, labels, and product materials to produce 2,000 bottles of 22 Salute Vodka. In 2023, we submitted orders for 16,000 more bottles of Vodka, 5,750 bottles for Fig-Vanilla Bourbon, spirits materials for production, and inventory of coffee for resale.

Gross Profit

Gross Profit increased from ($41,899) in 2022 to $37,435.45 in 2023 due to a full 12-month sales cycle in 2023 compared to four months in 2022. We also added additional product offerings in 2023 and our distribution points went from two states and online sales for vodka to 9 states and online marketplaces for coffee sales in 2023.

Operating Expenses

Total operating expenses for the years ended December 31, 2023 and December 31, 2022 were $167,106.47 and $73,733.17, respectively. The components of Operating Expenses, the changes to each category, and the reason for such changes are summarized in the table below:

Category	2023	2022	Change ($)	Change (%)	Explanation
Advertising and Marketing	$81,368	$26,178.61	$55,189.39	210.82%	12 months of sales in 2023 compared to 4 months in 2022. This resulted in increased Advertising and Demo support through 2023
Channel Subscription Fees	$199.95		$199.95		Warehouse and Fulfillment Fees for Coffee online marketplace added in 2023
Contributions to Charities	$4,351.99	$1,655.02	$2,696.97	162.96%	Increased sponsorship events in 2023
General Business Expenses	$11,610.59	$4,510.03	$7,100.56	157.44%	Increased business operations in 2023 versus 2022
Insurance	$722.50		$722.50		

Interest Paid	$705.23		$705.23		Credit Cards opened and used in 2023
Legal & Accounting Services	$2,836.79	$1,649.92	$1,186.97	71.94%	Additional contract negotiations in 2023 and Trademark
Meals	$4,549.16	$168.01	$4,381.15	2607%	Additional travel through 2023 with 12 months of sell cycle versus 4 months in 2022.
Office Expenses	$9,082.92	$4,950.78	$4,132.14	83.46%	Added PO Box and increased office expenses for a full year of sales in 2023 compared to 4 months in 2022
Payroll Expenses	$19,451.09		$19,451.09		3.5 months of pay for CEO working full-time
Sponsorship	$2,777.50		$2,777.50		Sponsorship opportunities in 2023
Supplies	$1,242.35	$2,939.45	($1,697.10)	(57.74%)	Supplies purchased in 2022 for setting up operations.
Taxes	$1,281.00		$1,281.00		Payroll taxes for full-time CEO salary
Travel	$17,783.47		$17,783.47		Travel for multiple events in 2023, mostly paid by Founders
Other Expenses	$5,155.54	$1,369.93	$3,785.61	276.34%	Submitted products to additional spirits competitions throughout 2023 compared to two competitions in 2022

Loss from Operations

Net loss from operations for the year ended December 31, 2023 was $131,317.02 compared to $115,682.33 for the year ended December 31, 2022, a change of $15,634.79 or approximately 13.5%. The increase in the net loss can primarily be attributed to the length of time we had since launching 22 Salute products. In 2023, 22 Salute focused on maintaining operations while increasing marketing and advertising including in-store demos throughout the year. The loss in 2022 was upfront production and operation costs, with advertising and marketing in the last four months of the year.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company sustained a loss of $131,317.02 in 2023 and $115,632.33 in 2022 and estimates that it has accumulated additional losses totaling approximately $114,047.44 from January 1, 2024 – May 31, 2024. Because of the absence of positive cash flows from operations, the Company has required additional funding for continuing its operations and marketing of its products. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due through utilizing two credit cards, which we pay monthly. As of May 31, 2024, the Company had cash and cash equivalents of $60,000 and working capital of $60,000. This amount is expected to last approximately 6 months.

We currently have no commitments with any person for any capital expenditures.

We have no off-balance sheet arrangements.

The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The Company believes that its revenues will be sufficient to fund its operations over the next 12 months. Our Plan of Operation for the next twelve months is to raise capital, launch our

Fig-Vanilla Bourbon, launch in additional states and increase retail locations for spirits and coffee products. We also signed with a new distributor that will be handling distribution in Idaho, Montana, Utah, Oregon, and Wyoming.

We believe we will need to raise at least approximately $80,000 (of the maximum $1,200,000 raise in this Regulation CF offering) to implement our business plan, which will not require us to raise additional capital in the next 12 months in addition to this offering. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to commence and sustain operations. If adequate funds are not available, we believe that our Members will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our Members regarding such advancement of funds. We do not know whether we will issue equity to secure the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our Members, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may will in one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF, similar private offering exemptions under Section 4(2) of the Securities Act of 1933.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds," which is an indispensable element of our business strategy.

Trends and Uncertainties

Amidst a challenging alcohol market, 22 Salute confronts the double-edge of supply-demand disparities and a rise in inventory against a backdrop where high living costs trim disposable incomes, compelling consumers towards moderation for economic relief. This financial squeeze is most pronounced among younger drinkers, a demographic where 54% of Gen Z LDA+ adults haven't partaken in alcohol over the last half-year, eclipsing broader LDA trends. As low- and no-alcohol alternatives see their volumes doubling—poised for a +17% CAGR into 2027 (IWSR Drinks Market Analysis, 2023). 22 Salute's path to financial resilience lies in agile, strategic innovations that resonate with the cost-conscious, health-oriented consumer. Integrating these moderation trends into their product development and market strategy is essential for 22 Salute to stay financially robust and relevant.

22 Salute also operates in the specialty coffee market, filled with agricultural, geographical, and demand uncertainties. These challenges stem from the complexities of coffee production, where specialty coffee—a small, premium segment—faces difficulties in sourcing, processing, and marketing. The market demands constant innovation and new narratives to distinguish specialty from commodity coffee. Additionally, the increasing popularity of ready-to-drink (RTD) products and a shift towards sustainable practices present new opportunities and challenges. As the industry evolves, 22 Salute must adapt by focusing on new product development, innovative packaging, and sustainable practices, meeting the needs of health-conscious, environmentally aware consumers. This strategy is essential for navigating the unpredictable specialty coffee market and ensuring long-term success.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities within the Last Three Years

The Company is closely held by its five owners, each of whom play a role in its business, and each of whom received their Membership Interests from the Company in December 2021 (at the time of its formation) or via one off transfers from the Company's three original founders. All securities transferred from the issuer to the original founders were transferred pursuant to Section 4(a)(2) of the Securities Act.

Other than the above referenced Membership Interests, the Company has not sold any securities within the last three years.

OWNERSHIP

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as the ownership .

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Eric Ranks	38% of Membership Interests	38%
Maurice DeVera	27.5% of Membership Interests	27.5%
Patrick Salazar	27.5% of Membership Interests	27.5%

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other than the payment of officer salaries and benefits, and repayment of certain Company expenses by its officers which are reflected as current liabilities on the balance sheet (and which accrue no interest); the Company has not conducted any other transactions of $2,000 or greater with related persons between inception and December 31, 2023.

MATERIAL TAX CONSIDERATIONS

For tax purposes, interest on the principal amount of Revenue Sharing Bonds will be treated as accruing at a rate of 10% per year, and any repayments will be treated as interest income until all such accrued interest is repaid. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor's tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://22salute.com/about/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.mainstreetbond.com/projects/22-Salute-Spirits-and-Coffee

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Organization
Exhibit C	Operating Agreement
Exhibit D	Revenue Sharing Bond Agreement
Exhibit E	Subscription Agreement
Exhibit F	CPA Reviewed Financial Statements
Exhibit G	Listing Agreement with Community Bond, LLC
Exhibit H	Escrow Agreement with North Capital Private Securities Corporation

EXHIBIT B TO FORM C
ARTICLES OF ORGANIZATION AND AMENDMENTS THERETO
FOR
22 SALUTE, LLC

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Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Dec 20 2021 1:55PM
Original ID: 2021-001062362

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
22 Salute, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Cloud Peak Law, LLC
1095 Sugar View Dr Ste 500
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
1309 Coffeen Avenue STE 4306
Sheridan, WY 82801

IV. The principal office address of the limited liability company is:
1309 Coffeen Avenue STE 4306
Sheridan, WY 82801

V. The organizer of the limited liability company is:
Andrew Pierce
1095 Sugar View Dr STE 500, Sheridan, Wyoming, 82801

Signature: *Andrew Pierce* Date: **12/20/2021**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Andrew Pierce*	Date: **12/20/2021**
Print Name:	**Andrew Pierce**	
Title:	**Authorized Individual**	
Email:	**reports@cloudpeaklaw.com**	
Daytime Phone #:	**(307) 683-0983**	

Consent to Appointment by Registered Agent

Cloud Peak Law, LLC, whose registered office is located at **1095 Sugar View Dr Ste 500, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **22 Salute, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Andrew Pierce*

Date: **12/20/2021**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

22 Salute, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **20th** day of **December**, **2021** at **1:55 PM.**

Remainder intentionally left blank.



Filed Date: 12/20/2021

Edward A. Buchanan

Secretary of State

Filed Online By:

Andrew Pierce

on 12/20/2021

EXHIBIT C TO FORM C
OPERATING AGREEMENT OF 22 SALUTE, LLC

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OPERATING AGREEMENT

22 Salute, LLC
(a Wyoming Limited Liability Company)
(Organized under the Wyoming Limited Liability Company Act)

ARTICLE I
INITIAL DATE AND PARTIES; AUTHORIZATION

Section 1.01. Initial Date of and Parties to this Agreement. This Agreement became effective the date articles of organization were filed with the Wyoming Secretary of State and is between the Company and its Members.

Section 1.02. Authorization for this Agreement. This Agreement is made under the LLC Act.

ARTICLE II
DEFINITIONS

Unless the language or context clearly indicates otherwise, the following definitions apply:

- **Act of Members** mean decisions undertaken by Members holding a majority Membership Interest Percentage, unless a different percentage is otherwise specified in this Agreement. These may occur at a meeting or by written consent.
- **Agreement** means this agreement and the articles of organization, as amended from time to time.
- **Assignee** has the meaning set forth in Article XI.
- **Capital Account** has the meaning set forth in Article V.
- **Charging Order Holder** has the meaning set forth in Article XI.
- **Code** means the Internal Revenue Code, as amended.
- **Company** means this LLC, a Limited Liability Company organized under the LLC Act.
- **Default Rule** means a rule in the LLC Act which: (i) structures, defines or regulates the finances, governance, operations or other aspects of a limited liability company under the LLC Act and (ii) applies except to the extent negated or modified by the Agreement.
- **Fiscal Year** means the calendar year.
- **LLC Act** means the Wyoming Limited Liability Company Act.
- **Manager** means, initially, the Members.
- **Member** means those Persons with ownership interests in the Company who have either initially signed this Agreement or are a Substitute Member.
- **Membership Interest** and **Percentage** have the meanings set forth in Article V.
- **Net Losses** and **Profits** mean net losses and profits of the Company computed in accordance with customary methods of accounting consistently applied from prior periods, which shall be allocated and distributed according to Membership Interest Percentage.
- **Net Operating Cash Flow** means all cash received by the Company from operations, including, but not limited to, rents, fees and reimbursements and proceeds from sales, financings or re-financings, all as decreased by all cash expenditures for operations, including, but not limited to, expenditures for principal and interest on indebtedness, taxes, insurance, management fees, commissions, reasonable reserves, repairs, maintenance, landscaping, renovation and capital improvements.

- **Person** means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, and any other legal entity, organization or governmental body.
- **Required Records** have the meaning set forth in Article X.
- **Substitute Member** has the meaning set forth in Article XI.
- **Transfer** means an assignment, conveyance, deed, encumbrance, gift, lease, mortgage, sale, security interest or other disposition or transfer, however phrased, whether direct or indirect.
- **Transferee** is a Person to whom a Member Transfers all or any part of a Membership Interest; however, unless admitted, a Transferee shall have no rights of a Member and shall merely be an Assignee until such time admitted as a Substitute Member.

ARTICLE III
BACKGROUND OF THIS AGREEMENT

Section 3.01. History and Nature of the Company. The Company was organized in Wyoming and is authorized to engage in any legal act.

Section 3.02. Powers. The Company has all powers granted under the laws of Wyoming.

Section 3.03. Registered Agent and Office. The Company's initial registered agent and its office are specified in the articles of organization. The registered agent may only be changed by an Act of Members.

Section 3.04. Term. The Company commenced existence on the date its articles of organization were endorsed by the Wyoming Secretary of State and shall exist in perpetuity unless sooner terminated as provided in Article XIII.

ARTICLE IV
RELATIONSHIP OF AGREEMENT TO DEFAULT RULES AND ARTICLES

Section 4.01. Relationship of Agreement to LLC Act Default Rules. Regardless of whether this Agreement specifically refers to a Default Rule:

- If any provision of this Agreement conflicts with a Default Rule, the provisions of this Agreement control to the extent the law allows and the Default Rule is modified or negated accordingly; and
- If it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, the Default Rule is modified or negated accordingly.

Section 4.02. Relationship between Agreement and Articles of Organization. If a provision of this Agreement differs from a provision of the articles of organization, this Agreement governs to the extent the law allows.

ARTICLE V
MEMBERSHIP INTERESTS, PERCENTAGES; ACCOUNTS; CONTRIBUTIONS

Section 5.01. Membership Interests; Capital Accounts; and Membership Interest Percentages. Each Member's Interest in the Company is reflected in that Member's Capital Account maintained in the Required Records. Each Member's Interest Percentage is proportional to all other Capital Accounts.

As of the date of this Agreement, outstanding Membership Interests and Percentages are held by the following Members in their respective Capital Accounts:

Member	Contribution	Membership Interest Percentage
Eric Ranks		38%
Maurice DeVera		27.5%
Patrick Salazar		27.5%
Jennifer Hicks		4%
Hirad Yaldaei		3%

Total: 100%

The Company shall not issue Membership certificates but shall at the written request of a Member provide a statement setting forth the Member's current Membership Interest as reflected in that Member's Capital Account and the corresponding Membership Interest Percentage.

Section 5.02. Additional Contributions. Additional capital contributions may be made by Members as needed for Company purposes. The Manager shall determine when such contributions are necessary. Contributions shall be made in proportion to each Member's Interest Percentage. If any Member is unwilling or unable to contribute, the other Members may contribute in proportion to each contributing Member's Interest Percentage as a percentage of all contributing Members. All Capital Accounts and Membership Interest Percentages shall be adjusted according to the contributions made.

Section 5.03. Return of Contributions. No one has the right to require the return of any contribution; however, the Company may return all or any portion if: (i) all liabilities of the Company have been paid or sufficient property remains for payment and (ii) all Members consent.

ARTICLE VI
PROFITS AND LOSSES, DISTRIBUTIONS; MEMBER TRANSACTIONS

Section 6.01. Profits and Losses. Net Profits and Losses shall be determined as soon as practicable after the close of each fiscal year and shall be allocated in accordance with Membership Interest Percentages outstanding at the end of the fiscal year as held by Members, Substitute Members, Assignees and Charging Order Holders

Section 6.02. Annual Distributions of Net Operating Cash Flow. Net Operating Cash Flow shall be distributed annually. These distributions shall occur at such times and in such amounts as the Manager may determine after reserving for working and other capital needs of Company.

Section 6.03.   No Right to Interim Distributions. No one has a right to any distribution other than (i) the annual distribution; (ii) a distribution on termination of the Company; or (iii) as approved by an Act of Members holding at least 75% of outstanding Membership Interest Percentage. If an interim distribution is made, the distribution shall be allocated according to Membership Interest Percentages outstanding at the date of distribution.

Section 6.04.   Distributions in-Kind. No one has a right to any distribution other than in cash and the Company may not make a distribution in-kind unless approved by an Act of Members.

Section 6.05. Distributions Subject to Set-Off. All distributions are subject to set-off by the Company for any past-due obligation of a Member to the Company.

Section 6.06. Loans from and Transactions with Members. The Company, on terms negotiated by the Manager, may borrow money from and otherwise transact with a Member. Borrowing from or engaging in other transactions with one or more Members does not obligate the Company to provide comparable opportunities to other Members.

ARTICLE VII
TAX MATTERS

Section 7.01. Tax Characterization and Returns. The Manager shall initially select the tax treatment of the Company. A change in that treatment requires an Act of Members holding at least 75% of the outstanding Membership Interest Percentage on the date of the decision.

Section 7.02.   Accounting Decisions. The Manager determines all accounting matters.

Section 7.03. Tax Matters Partner. The Manager may designate a Member to act as "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

Section 7.04. Assignee and Charging Order Holder to Assume Tax Liability. The Assignee of a Membership Interest and the Charging Order Holder shall report income, gains, losses, deductions and credits as set forth in Article VI. The Manager shall deliver to the Assignee and Charging Order Holder all tax forms required to be delivered to Members generally indicating that the income from the Membership Interest assigned or charged has been allocated as set forth in Article VI as if the Assignee or Charging Order Holder were a Member.

ARTICLE VIII
GOVERNANCE

Section 8.01. Designation of Manager or Managers. The Company shall be managed by its Members. The term Manager is singular in this Agreement; however, the term encompasses all Managers, irrespective of whether there is one or more. A Manager need not be a Member. A Manager shall be entitled to compensation for services rendered as agreed between the Manager and Members.

A Manager may be removed by an Act of Members.

Section 8.02. Death, Incapacity or Resignation. A Manager may resign by providing written notice to the Members. Resignations take effect 30 days after the date the Manager gives notice or such later date stated in the notice. In the event of the death or incapacity of a Manager, the remaining Managers shall continue serving without replacement.

Section 8.03. Authority of Manager. Except as otherwise provided in this Agreement, the Managers have sole authority to manage the Company. The Managers shall act by majority consent; however, the signature of one Manager shall bind the Company.

Section 8.04. Duties of Managers. Each Manager must discharge his or her responsibilities in good faith, with the care an ordinarily prudent Person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the Company.

ARTICLE IX
ACTS OF MEMBERS

Section 9.01. Acts of Members. This term is defined in Article II.

Section 9.02. Incapacity of Member. In the event of the incapacity of a Member, that Member's Interest shall be disregarded in determining a quorum and an Act of Members. A Member shall be considered incapacitated if the Member is unable to take an active part in the business of the Company for a period exceeding 90 consecutive days. Alternatively, at the option of the other Members, a written declaration of incapacity may be signed by the other Members at any time before or after the expiration of the 90 days. If the declaration is made in good faith, it shall terminate the incapacitated Members' right to vote. If the Member objects, in writing, to termination within 10 days of receiving the declaration, a written opinion of incapacity signed by a physician who has examined the incapacitated Member must be obtained before termination. The Member objecting to termination must cooperate fully by submitting to an exam and signing the necessary medical releases needed to allow the other Members to obtain the physician's written opinion of incapacity within 10 days of making the objection or the right to vote shall be terminated without the physician's written opinion.

Section 9.03. Annual Meeting. The Members may meet annually if they elect to do so.

Section 9.04. Special Meetings. A special meeting of the Members may be called for any purpose or purposes at any time by one or more Members. Those Members demanding the meeting must give notice to the other Members as set forth in Section 9.05.

Section 9.05. Notice of Meetings. Written notice of each meeting of Members stating the date, time and place and, in the case of a special meeting, the purpose or purposes, must be given to every Member at least ten days and not more than 60 days prior to the meeting. The business transacted at a special meeting of Members is limited to the purpose or purposes stated in the notice.

Section 9.06. Location and Conduct of the Meetings; Adjournments. Each meeting of the Members shall be held at the Company's principal place of business or at some other suitable location designated by the Members. Any meeting of Members may be adjourned. If at adjournment the Person chairing announces the date, time, and place at which the meeting shall be reconvened, it is not necessary to give further notice of the reconvening.

Section 9.07. Waiver of Notice. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of Members. A waiver may be made before, at or after the meeting in writing, orally or by attendance. Attendance by a Member at a meeting is a waiver, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened or objects before a vote on an item of business because the item may not properly be considered at that meeting and does not participate in the consideration of that item.

Section 9.08. Quorum. For any meeting, the Membership Interest Percentages constituting a majority is a quorum. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the percentage required for a quorum.

Section 9.09. Written Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written action signed by the Members who own the Membership Interest Percentage that would be required to take the same action at a meeting of the Members. The written action is effective when signed by Members owning the required percentage, unless a different effective time is provided in the written action. When written action is taken by less than all Members, the Company shall immediately notify all Members of the text and effective date of the action taken. Failure to provide notice does not invalidate the action.

ARTICLE X
REQUIRED RECORDS

Section 10.01. Location of Required Records. The Company shall maintain the Required Records at its principal place of business.

Section 10.02. Maintenance of Particular Records. The Company shall comply with the LLC Act; specifically, the Company shall maintain the records and information required by the Wyoming Secretary of State, including, without limitation, the following:

- Name, address, phone number and e-mail address of the Member or the Member's authorized agent; and
- Capital Account for each Member, including all capital contributions and distributions, Membership Interest Percentage and Transfers.

Section 10.03. Access to Records. After giving reasonable notice, a Member may inspect and review the Required Records and may, at the Member's expense, make copies of all or any portion. Member access must take place during regular business hours; however, the Company may impose additional reasonable conditions and restrictions on access, including the amount of advance notice.

ARTICLE XI
ADDITONAL MEMBERS AND MEMBERSHIP INTEREST TRANSFERS

Section 11.01. Admission of Additional Members by Consent. No Person shall be admitted to the Company as an additional Member without an Act of Members holding at least 75% of outstanding Membership Interest Percentage. Members have no obligation to consent.

Section 11.02. Restrictions on Transfer. Members are prohibited from Transferring all or any part of a Membership Interest to any Person without an Act of Members holding at least 75% of outstanding Membership Interest Percentage. Members have no obligation to consent. Any Transfer in violation of the provisions of this Article makes the proposed Transferee an Assignee, as defined in Article II.

Section 11.03. Assignee Interest Transferred. The Person to whom a Membership Interest is sought to be conveyed by a Member shall be an *"Assignee"* until such time, if ever, as that Person satisfies in full the requirements of this Article and becomes a *"Substitute Member."* Until such time as an Assignee is admitted as a Substitute Member, the Assignee shall have only those rights set forth in the following section.

Section 11.04. Rights of an Assignee. A Transfer from a Member to another Person shall become effective on the date all conditions set forth in this Article are completed in full. Until the effective date an Assignee is admitted as a Substitute Member, the Company and the Members may treat the assignor of the transferred Membership Interest as the absolute owner of the transferred Membership Interest except with respect to Member distributions.

Until an Assignee is admitted as a Substitute Member, the Assignee shall be entitled to receive any distributions from the Company the transferring Member would have been entitled to receive with respect to the Membership Interest had the transferring Member retained the Membership Interest.

An Assignee has substantially fewer rights than a Member. Members have full access to Company records and information, while Assignees have no access. Members have voting rights, while Assignees have no voting rights. Members have full legal and economic rights, while Assignees only have the right to receive distributions.

Section 11.05. Permitted Transfers. Without consent from any other Member, a Member or Substitute Member may transfer all or part of any Membership Interest held to the Member's trust for the Member's benefit or for the benefit of the Member's immediate family, so long as the proposed transfer does not:

- cause the Company to terminate for federal income tax purposes;
- result in an event of default as to any secured or unsecured obligation of the Company;
- cause a reassessment of any real property owned by the Company; or
- cause other adverse material impact to the Company.

If the Transferee is the transferring Member "as trustee" of a trust established by the transferring Member, the transferring Member as trustee will continue to be treated as a Member and not an Assignee. Any successor trustee that is not the transferring Member will be treated as having only the rights of an Assignee unless the requirements of this Article are fully satisfied.

Section 11.06. Member or Substitute Member's Death or Disability. This Section applies on the death or disability of a Member or Substitute Member.

- *Disability*: The duly authorized agent of a disabled individual Member, whether acting under a durable power of attorney or as the legal representative, may exercise all of the Member's rights and voting authority and is entitled to receive distributions of cash or other property on behalf of the Member.

- *Death:* If a Member is (i) an individual who is the beneficiary of a trust that holds a Membership Interest or (ii) the decedent whose Membership Interest will pass under his or her last will and testament, the Membership Interest held by the trust or probate estate shall pass as the interest of an Assignee to:

  - one or more members of the Member's immediate family;
  - a trust established for the benefit of one or more members of the Member's immediate family; or
  - a Charity or Charitable Trust.

Section 11.07. Non-Recognition of an Unauthorized Transfer or Assignment. The Company shall not be required to recognize the purported Membership Interest of anyone who has obtained the interest as a result of a Transfer that is not authorized under this Agreement.

Section 11.08. Creditor Rights. If a court enters a charging order against a Member, a Substitute Member or an Assignee, then the judgment creditor shall be referred to as the *"Charging Order Holder."* Pursuant to W.S. 17-15-145, the charging order is the exclusive remedy by which a Charging Order Holder may obtain any satisfaction from the Company. The Charging Order Holder has only those rights specified in the foregoing statute and nothing in this Agreement shall be construed to provide otherwise. This Section does not deprive any Member, Substitute Member or Assignee of rights under any available exemption laws. A Charging Order Holder has no rights of a Member.

Section 11.09. Limitations. Notwithstanding the provisions of the foregoing Sections, no one shall be admitted as a Member until that Person has:

- paid all expenses connected with admission;
- agreed to be bound by this Agreement through that Person's signature; and
- provided evidence satisfactory to the Manager, if requested, that admission will not violate applicable securities law or cause a termination of the Company under the Code.

A violation of this Article in any respect shall make the admission of any Person as a Member null and void and of no force and effect; however, on full completion of these requirements, the proposed admittee shall be deemed a Member.

ARTICLE XII
DISSOLUTION

Section 12.01. The Company shall dissolve and wind up when the period fixed for duration expires or on the written Act of Members holding at least 75% of outstanding Membership Interest Percentage. The following Sections apply to distributions in dissolution and shall supplement those distribution provisions set forth in Article VI; however, any conflict shall be governed by this Article.

Section 12.02. Distributions on Dissolution. On dissolution and satisfaction of all debts and other obligations, including debt obligations to Managers and Members, assets shall be liquidated and distributed in cash in accordance with outstanding Membership Interests Percentages at the date of distribution.

Section 12.03. Gains or Losses. Any profit or loss on disposition of property shall be credited or charged to Members in accordance with Section 6.01. Any property distributed in-kind shall be valued and treated as though the property had been sold for its fair market value and the cash proceeds distributed. The difference between the value of the property distributed in kind and its book value to the Company shall be treated as a profit or loss allocated pursuant to the provisions of Section 6.01.

ARTICLE XIII
AMENDMENTS

The provisions of this Agreement may not be waived, altered, amended or repealed, in whole or in part, except by Members holding at least 75% of outstanding Membership Interest Percentage.

ARTICLE XIV
INDEMNIFICATION

Section 14.01. Permissive Indemnification of a Member, Manager, Employee and Agent. The Company may indemnify, save, defend and hold harmless any Person who was or is a party or is threatened to be made a party to any pending or completed action or suit (whether civil, criminal, administrative or investigative) if the Person was acting at the request of the Company and acted in good faith and in a manner which was reasonably believed to be in the best interests of the Company. With respect to a criminal action or proceeding, the Person must also not have had a reasonable cause to believe the conduct was unlawful.

Section 14.02. Mandatory Indemnification of a Member, Manager, Employee or Agent. To the extent a Member, Manager, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, either by or on behalf of the Company, the Company shall indemnify the Member, Manager, employee or agent against expenses, including attorneys' fees, reasonably incurred in connection with the defense.

ARTICLE XV
MISCELLANEOUS

Section 15.01. Governing Law. This Agreement and any question, dispute, or other matter related to or arising under this Agreement shall be governed by the laws of Wyoming.

Section 15.02. Binding Effect. This Agreement binds the Members, Substitute Members, Assignees, Charging Order Holders and all other Transferees.

Section 15.03. Complete Agreement. This Agreement, which term, as set forth in Article II, includes the articles of organization, each as amended from time to time, constitutes the complete and exclusive Agreement of the Members and supersedes all prior agreements, oral or written.

Section 15.04. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable:
- that provision shall be severed and this Agreement shall be construed and enforced as if the illegal, invalid or unenforceable provision had never been part;
- the remaining provisions of this Agreement shall remain in full force and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and
- in place of the illegal, invalid or unenforceable provision, there shall be added to this Agreement a legal, valid and enforceable provision as similar to the illegal, invalid or unenforceable provision as legally possible.

Section 15.05. Notices. A notice to be given under this Agreement must be in writing and shall be considered to have been given when delivered to the address specified in the Required Records. A Person who wants to change an address in the Required Records may do so by giving notice to the Company, which shall be effective five days after receipt.

Section 15.06. Multiple Counterparts. This Agreement may be executed in several counterparts, each of which shall be considered an original and all of which shall constitute one and the same document. Proving the execution and contents of this Agreement against a party may be done by producing any copy of this Agreement signed by that party.

Section 15.07. Additional Documents and Acts. Each Member agrees to execute and deliver whatever additional documents and to perform such additional acts as may be necessary or appropriate to effectuate and perform all terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement.

Section 15.08. Attorney's Fees. If any Member brings an action or proceeding (including any cross-complaint, counterclaim or third-party claim) under this Agreement against any other Member or the Company, the non-prevailing party shall pay to the prevailing party all the prevailing party's costs and expenses of suit, including costs and expenses of enforcing any judgment or settlement and including reasonable and actual attorneys' fees, all of which shall be payable whether such action is prosecuted to judgment.

Section 15.09. Gender and Number. As used in this Agreement, the masculine, feminine and neuter gender, and the singular or plural number shall be considered to include the others whenever the context indicates.

ACCEPTED AND AGREED TO BY: ***22 Salute, LLC***

By: Eric Ranks ______________________________
Member Designee

MEMBER:

Eric Ranks ______________________________ 10/2/2023
Date

MEMBER:

DocuSigned by:
Maurice De Vera ______________________________ 10/2/2023
B3DEC0A03E974FD...
Date

MEMBER:

DocuSigned by:
Patrick Salazar ______________________________ 10/2/2023
D2D679FEDE9445E...
Date

MEMBER:

DocuSigned by:
Jennifer Hicks ______________________________ 10/2/2023
A0549C2924C4492...
Date

MEMBER:

DocuSigned by:
Hirad Yaldaei Hirad Yaldaei ______________________________ 10/2/2023
5957160043FE486...
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EXHIBIT D TO FORM C
REVENUE SHARING BOND AGREEMENT

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THIS REVENUE SHARING BOND AGREEMENT (THE “BOND”) HAS NOT AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE, IS BEING SOLD PURSUANT TO REGULATION CROWDFUNDING, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE EXPRESS WRITTEN CONSENT OF THE ISSUER.

REVENUE SHARING BOND AGREEMENT

Initial Principal Sum: $______________

Effective Date: ______________

FOR VALUE RECEIVED, 22 Salute, LLC, a Wyoming Corporation, along with its successors and assigns (the “Issuer”) promise to pay to the order of the below listed individual or entity (“Holder”), in immediately available funds, the aggregate principal amount set forth above (the “Principal Sum”), plus all accrued interest thereon, in accordance with the terms of this Revenue Sharing Bond (“Bond”). The terms in this Bond shall be given values as defined in the below table:

Defined Term	Value	Explanation
“Payment Multiple(s)”	1.5x	When multiplied by the Initial Principal Amount, the total amount of principal plus interest that the Issuer will pay to the Holder (unless such amount is lowered by operation of paragraph 7, No Violation of Usury Laws).
“Revenue Percentage”	5%	The percentage of Issuer revenue that will be used to repay these Bonds.
“Sharing Start Date”	One year after issuance	The first day on which Issuer revenue is measured for repayment purchases.
“First Payment Date”	One year and 45 days after issuance	The date on which the Issuer is required to make its first payment.
“Payment Frequency”	Semi-annually	How frequently payments will be made after the “First Payment Date” (e.g., monthly, quarterly, semi-annually, etc.)
“Maturity Date”	Five years after issuance	The date by which all amounts due under this Bond must be repaid by.
“Accrual Rate”	10%	The rate at which simple interest is deemed to accrue for tax purposes.

1.   **Maturity.** This Bond shall mature on the "Maturity Date" as defined in the table above, at which time the Total Payment Amount (as defined in paragraph 2g below), minus the total of all payments made by the Issuer to the Holder of this Bond pursuant to paragraph 2, shall become due and payable in full. The "Maturity Date" shall be accelerated to the day on which any of the following events (or similar events) occur: the Issuer files a bankruptcy petition or otherwise enters bankruptcy proceedings; the Issuer seeks to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; any court of competent jurisdiction appoints a receiver, trustee, or liquidator for the Issuer or makes an assignment of any portion of the Issuer's assets in favor of any creditor of the issuer.

2.   **Payments.** All payments under this Bond are to be applied first to any Interest on Past Due Payments (as defined in paragraph 4 below) and then to satisfy the Payment Obligations created by this paragraph 2. Payments shall be made to Holder at the address and in the manner listed in the Holder's Subscription Agreement.

2a.   **Payment Amounts**. The Issuer shall make regular payments to the Holder in amounts equal to (i) the "Holder Percentage" (defined as the total number of Bonds held by the Holder divided by the total number of Bonds outstanding at the time of the Payment), multiplied by (ii) the Revenue Percentage (as defined in the table above) multiplied by (iii) the Total Revenue of the Issuer for the Previous Period, as defined below. For the avoidance of doubt, all Holders will receive the same proportionate payment based on their current Holder Percentage; which means that any investors who purchase one or more Bonds after payments have already been made to existing Bondholders will have likely have their Bond paid off after investors who purchased Bonds at an earlier date have been paid in full.

2b   **Total Revenue Defined.** For the purpose of Paragraph 2a, the "Total Revenue" of the Issuer for any period means the gross sales price of all merchandise, gift or merchandise certificates, or services sold by the Issuer during the period, using the same method of accounting used for Federal income tax purposes, reduced by (i) the amount of any sales taxes, so-called luxury taxes, consumers' excise taxes, gross receipts taxes, and other similar taxes imposed upon the sale of merchandise or services; (ii) the amount of any sales of fixtures, equipment, or other property which are not stock in trade of the Issuer; (iii) any amount paid via gift or merchandise certificates, as well as any cash or credit discount, allowance, or refund made upon any sales for any reason; and (iv) tips or gratuities paid by customers to or for the benefit of the Issuer's employees which are retained by the Issuer's employees.

2c   **Previous Period Defined.** For the purpose of Paragraph 2a, the "Previous Period" shall, in the case of the first payment, equal the period beginning on the Sharing Start Date (as defined in the table above) and ending on the last day of the month which ended between 20 and 50 days prior to the date the first payment is due. In the case of all subsequent payments, the "Previous Period" shall equal the period beginning on the day after the previous calculation and ending on the last day of the month which ended between 20 and 50 days prior to the date each subsequent payment is due.

2d.   **First Payment.** The Issuer shall make its first payment of the amount calculated in accordance with Paragraph 2a on the "First Payment Date," as defined in the table above.

2e.   **Subsequent Payments.** The Issuer shall continue to make regular payments on those regular anniversaries of the First Payment Date as set forth in the "Payment Frequency" defined in the table above.

2f.   **Additional Payments.** The Issuer may at its option, at any time and from time to time, make additional payments above what is required by this Bond. Any such prepayments will reduce the payment amount due at the Issuer's next payment(s) by the amount of such additional payment.

2g. **Total Payment Amount**. The Issuer shall continue to make payments as provided above until the Holder has received an aggregated amount under this Bond equal to (i) the Initial Principal Sum multiplied by (ii) the Payment Multiple as defined in the table above. This amount shall be the "Total Payment Amount," unless the Total Payment Amount is lowered by operation of paragraph 7, No Violation of Usury Laws**.**

2h. **Payment on Maturity Date**. Unless payments have already been terminated as a result of Paragraph 2f above, on the Maturity Date as set by paragraph 1, the Issuer shall pay the Total Payment Amount (as defined in paragraph 2g below), minus the total of all payments made by the Issuer to the Holder of this Bond pursuant to paragraph 2.

2i. **Payment Methods**. All payments of on the Bonds will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. In the event there is any error in the amount paid to a Holder in its Designated Account, Holder hereby authorizes the Issuer, to make any necessary adjustments to future payments in order to correct the erroneous payment(s) made to the Designated Account in connection with the repayment of the Bonds. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Bonds have been paid in full and properly applied.

3. **Nature of Obligation and Payments.** For all purposes, including but not limited to Federal and State tax purposes, this Bond shall be treated as debt and not as an equity interest. For Federal and State tax purposes (i) interest shall accrue at the "Accrual Rate," as defined in the table above and (ii) all payments shall first be treated as interest, up to the amount of interest so accrued, then shall be treated as principal, until Purchaser has received, as principal, the entire Principal Amount, and then shall be treated as interest.

4. **Interest on Past Due Payments.** Any payment required by paragraph 2 above which is not made within seven (7) days of the date it is due shall accrue interest at an annualized simple rate of 12% per year, calculated on the basis of a 360 day year, comprised of 12 equal months 30 days long each. All payments under this Bond shall be applied first to any Interest on Past Due Payments (as defined in herein) and then to satisfy the Payment Obligations created by paragraph 2, above. For the avoidance of doubt, such interest shall accrue on the Total Payment Amount if the Holders of a majority of the Bonds declare an acceleration of debt pursuant to Section 11d.

5. **Withholding**. If any withholding tax is imposed on any payment made by the Issuer to a Holder pursuant to a Bond, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Bond without deduction for, or at a reduced rate of deduction for, any tax.

6. **No Waiver.** No waiver of any provision under the Bond shall be implied from any failure of Holder to take, or any delay by Holder in taking, action with respect to any such provision or from any previous waiver of any similar or unrelated provision. A waiver of any term of the Bond must be made in writing and shall be limited to the written terms of such waiver.

7.   No Violation of Usury Laws. If any payment required under this Bond would otherwise violate any law limiting the amount of interest that may be charged (i.e., "usury" laws), then, notwithstanding paragraph 2g, the amount of the Total Payment Amount in excess of the allowable interest payment shall be deemed to be a direct interest in the Issuer's income, and not as interest. If, notwithstanding this characterization, any part of the Total Payment Amount or any other payment required under this Bond would continue to violating any Usury Law, then the sum of the Total Payment Amount and any other payment required under this Bond shall be reduced such that all interest deemed to accrue under this Bond only accrues at the highest rate permitted by applicable law.

8.   No Security Interest. The Holder shall have no security interest in any of the Issuer's assets or other collateral. Nothing in this Revenue Sharing Bond, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation in any jurisdiction.

9.   Transfer Restrictions. The Holder may not assign, participate, pledge, grant a security interest in, or otherwise transfer all or any portion of its rights and obligations under this Bond without the prior written consent of the Issuer. This consent will not be unreasonably withheld if the Holder seeks to transfer the Bond to the Holder's spouse or spousal equivalent, or to any descendant of any great-grandparent of the Holder's spouse or spousal equivalent (including all relations by adoption).

10.   Events of Default.

10a.   Event of Default Defined. An "Event of Default" shall be deemed to have occurred for purposes of this Revenue Sharing Bond if (and only if):

(1) The Issuer fails to pay to a Holder any amount due and such failure continues for fourteen (14) days following written notice of default to the Issuer by such Holder; or

(2) The Issuer breaches any of its other obligations under this Revenue Sharing Bond and such breach remains uncured for ninety (90) days following written notice of default to the Issuer by any Holder; or

(3) The Issuer files (i) a voluntary petition in bankruptcy; or (ii) a petition or an answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or (iii) an answer admitting the material allegations of a petition led against the Issuer in any proceeding under any such law; or

(4) An order, judgment, or decree is entered, without the consent of the Issuer, by any court of competent jurisdiction, appointing a receiver, trustee, or liquidator for the Issuer, if such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or

(5) The Issuer is in default with respect to any other of its debt obligations for fourteen (14) days or more; or

(6) The Issuer becomes unable to pay its debts as they become due.

10b.   Force Majeure. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Issuer shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

11. __Dispute Resolution Procedure.__ Because the source of funds for repayment of this Bond will be the profitable operation of the Issuer, it is imperative that any Events of Default are resolved in a fair and orderly fashion with a minimal impact on the Issuer's Profitability. The best way to ensure that no Holder is favored over any other and to minimize expense is to have a comprehensive dispute resolution procedure in place to which each Holder has specifically agreed in advance of lending to the Issuer. This procedure shall apply to the resolution of any Event of Default or the other violation of the terms of this Bond, but shall not apply to any other claims which Holders may have against the Issuer (for example, for violations of the Securities Act of 1933).

11a. __Notice of Default__. Upon the occurrence of an Event of Default (as defined above), the Issuer shall provide prompt written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to this Section, and (iii) be accompanied by (A) a copy of this Revenue Sharing Bond, and (B) a list (in .csv, excel, or similar spreadsheet format) of all of the Holders, the email address of each Holder on file with the Issuer, and the original Principal Sum with respect to each Holder's Bond. The provision of such Notice of Default is an affirmative obligation of the Issuer but is not a pre-requisite for the procedures of this Section invoked by the Holders.

11b. __Majority Defined__. The Holders of a majority of the Bonds, measured by the original Principal Sum of each such Bond, shall constitute a "Majority" for the purpose of this Section, and during an Event of Default may (as provided below) waive Events of Default, accelerate the Total Payment Amount due under this Bond, and/or appoint a Holder Representative.

11c. __Waiver of Past or Current Defaults__. A Majority may, by written notice to the Issuer, choose to waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right. No waiver of an Event of Default may reduce the amount owed under this Revenue Sharing Bond to any Holder unless the waiver is signed by the Holder whose obligation is being reduced, unless such reduction takes place following the appointment of a Representative as provided below.

11d. __Acceleration of Debt__. At any time during an Event of Default, the Majority may, by written notice to the Issuer, declare that the full Total Payment Amount of all outstanding Bonds is immediately due and payable.

11e. __No Separate Claims__. No Holder may bring any claim against the Issuer to enforce the payment obligation evidenced by this Bond. All such claims may be brought only by the Holder Representative, acting on behalf of and in the name of each Holder, in accordance with the below provisions.

11f. __Excess Payments Deemed Held in Trust__. Any Holder who receives a payment on a Bond while an Event of Default remains in effect with respect to such Bond which is greater than the amount such Holder should have received (i.e., in excess of a pro-rata distribution between all Bond Holders) shall be deemed to be holding such excess in trust for the benefit of other Holders and shall return such excess on demand.

11g. **Selection of Holder Representative**. Upon the occurrence of an Event of Default (whether a Notice of Default is promptly given), a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) may not be affiliated with or related to the Issuer; and (iii) shall be selected by the Holders as follows:

(1) For a period of up to fourteen (14) days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative. During this time, any Holder may nominate him or herself or another natural person as a Holder Representative by sending an email which is sent to notice@22salute.com with the subject line "NOMINATION FOR HOLDER REPRESENATTIVE" in all capital letters.

(2) If at any time before, during, or after such fourteen (14) day period, the Holders of Majority agree as to the appointment of a Representative, that person shall be the Representative. Such agreement may be evidenced by one or more writing signed by the Holders of a Majority and sent to the Issuer at notice@22salute.com. If a Representative has already been chosen using the process below, such a writing will also serve as termination for the existing Representative under Section 11l, whether or not such Representative is named or acknowledged in the writing(s).

(3) If, at the conclusion of such fourteen (14) day period, no Representative has been appointed by a Majority, the Issuer shall email each Holder a list of all potential Holder Representative nominated which identifies the individual(s) who nominated each potential Holder Representative. This list may include one additional potential Holder Representative nominated by the Issuer, so long as that person is not be affiliated with or related to the Issuer.

(4) The notice shall instruct the Holders that they will have seven (7) days to vote on who will serve as representative, the date and time at which voting shall close (including a specification of time zone) that each Holders may vote for up to three (3) persons, and that the person who the most votes (with each Holder receiving a few votes equal to the original Principal Sum of Bonds owned) will be appointed the Representative.

(5) The Holders will then have until the date and time specified in the Issuer's notice to cast their votes, which they may do by emailing notice@22salute.com from their email address of record indicating the original Principal Sum of any Bonds owned as well as the candidate(s) for who they wish to vote. Holders may vote for any individual, regardless of whether or not they were nominated. Ther individual who receives the most votes (which need not represent a Majority of Holders, or even a Majority of Holders who vote) shall, upon written confirmation that they wish to serve, be appointed Representative. If the person so selected declines to serve or does not respond within seven (7) days of being contacted, the person with the second most votes shall be offered the opportunity to serve in a similar manner, and on down the list, until a Representative is chosen.

(6) If no Representative is chosen through this process, then the dispute resolution procedures of this Section (except for Paragraphs 11a, 11f, and 11o) shall be null and voice, the full Total Payment Amount of all outstanding Bonds will be immediately due and payable without further action by any Holders, and each Holder shall have the right to seek to recovery from the Issuer in any legal form of individual, joint, or collective action. In such an event, all other provisions of this Bond, including Paragraph 12, will continue to apply.

11h. **Authority of Holder Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Revenue Sharing Bond, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Revenue Sharing Bond. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Bonds and without naming the Holders as parties.

11i.   **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Revenue Sharing Bond. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Revenue Sharing Bond.

11j.   **Limitation on Representative's Liability to Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Revenue Sharing Bond, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

11k.   **Fees and Expenses of Representative**. The Representative shall not be compensated for its time acting as Representative. However, the reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Issuer, and shall be added on to the amount otherwise payable with respect to the Bonds, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Issuer shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Bonds, and if any Holder shall receive any payment with respect to his, her, or its Bond before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

11k.   **Resignation of Representative**. A Representative may resign at any time by giving notice to the Issuer and all of the Holders of the Bonds at least thirty (30) days before such resignation is to become effective, unless the Holders of a Majority, agree to the appointment of a replacement Representative at a sooner time. Upon the resignation of a Representative, a replacement shall be selected using the procedures of Section 11g.

11l.   **Termination of Representative**. The services of a Representative may be terminated at any time (for any reason or no reason) by the presentation of a writing signed by the Holders holding a Majority, but only if they simultaneously appoint a replacement representative.

11m.   **Settlements by the Representative**. The Representative shall have the power to settle any and all claims on behalf of the Holders (a "Settlement"), provided that (i) no individual Holder may be favored by such a Settlement, the burden of any reduction in the amount due to the Holders must be shared pro-rata by all Holders and; (ii) any Settlement may be vetoed by written notice from a Majority. To give Holders the ability to exercise this veto power, the full terms of any Settlement must be circulated by email to all Holders (using the email address of each Holder on file with the Issuer) at least fourteen (14) days prior to the effective date of any Settlement. If such a Settlement is not vetoed by a Majority prior to its effective date, it shall be binding on all Holders.

11n.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

(1) The date the Representative and the Issuer enter a Settlement of all claims; or

(2) If an Acceleration has not been declared by the Holders, the date the Issuer has paid (i) to the Holders, all payments due through such date; and (ii) to the Representative, all the fees and expenses described in Section 11k; or

(3) If an Acceleration has been declared by the Holders, the date the Issuer has paid (i) to the Holders all payments due through such date; and (ii) to the Representative, all the expenses described in Section 11k; but only if a Majority agrees to annul the demand for Acceleration.

11o.   **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Bond or this Revenue Sharing Bond, that delay, or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

12.   **Governing Law; Venue; Waiver of Jury Trial.** The Bond shall be governed by and construed in accordance with the laws of Wyoming without resort to any conflict of laws principles. The courts of Utah shall have sole and exclusive jurisdiction over any matter brought under, or by reason of, the Bond. The Issuer and the Holder each consent to the jurisdiction of Utah's courts, waive any right they may have to transfer such claims or disputes to other courts, and waive all objections that Utah's courts are an inconvenient forum for such claim or dispute. HOLDERS AND THE ISSUER FURTHER AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13.   **Amendments in Writing.** The Bond may not be changed, modified, or amended expect in writing signed by the parties.

14.   **Notice**. Any notice or communication required or permitted hereunder shall be made in writing and given by email at the addresses listed in the Holder's Subscription Agreement (or, if to the Issuer, by emailing notice@22salute.com). Each party may change the address or addressee to receive notice from time to time by giving notice in the foregoing manner, but the Issuer shall make reasonable efforts to maintain the listed email address for the full duration of this Agreement, and any notice by the Issuer which changes such email address shall explain why such a change is necessary. The person entitled to notice may waive any notice required under this Bond in writing. Notices may be given on behalf of a party by its attorney.

15.   **Construction**. Every covenant, term, and provision of this Bond shall be construed simply according to its fair meaning and not strictly for or against the Issuer or Holder. Headings and numbers have been set forth for convenience only. Unless the contrary is compelled by the context, the language set forth in each section applies equally to the entire Bond.

16.   **Severability.** If any provision of this Bond is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Bond. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Bond a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

17.   **Successors and Assigns.** This Bond is binding upon the successors and assigns of the Issuer and will inure to the benefit of the Holder and its respective successors and permitted assigns.

18.   **Entire Agreement**. This Bond and its attachments (including the Holder's Subscription Agreement) represent the final, entire agreement between the parties regarding the subject matter hereof and thereof and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

19.   **Waiver**. The Issuer and any endorsers, sureties or guarantors hereof jointly and severally waive presentment and demand for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, protest and notice of protest and non-payment, all applicable exemption rights, valuation and appraisement, notice of demand, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Bond and the bringing of suit and diligence in taking any action to collect any sums owing hereunder.

20.   **Calculation of Time**. Any period of days calculated under this Bond shall refer to calendar days, not business days, except that any payment, notice, or other performance falling due on a Saturday, Sunday, or U.S. federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

IN WITNESS WHEREOF, Issuer has caused this Bond to be Made and executed as of _____, 20___.

22 Salute, LLC

_____
Eric Ranks, CEO

EXHIBIT E TO FORM C
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: 22 Salute, LLC
1309 Coffeen Avenue STE: 4306
Sheridan, WY 82801

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Bonds (defined below) of 22 Salute, LLC, a Wyoming limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 1,200,000 Revenue Sharing Bonds (the "**Bonds**") at a price of $1.00 each pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Bonds will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corporation, as escrow facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Bonds to such other Investors. The sale of Bonds to such other Investors and this sale of the Bonds shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Bonds in exchange for his or her or its investment. Bonds will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

F. The aggregate value of Securities sold shall not exceed $1,200,000 (the "Oversubscription Offering"). The Company may accept subscriptions until July 28, 2025 (the "Termination Date").

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Bonds or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Bonds, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Bonds. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Bonds will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Bonds. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Members, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

    i.   The Bonds are a speculative investment and involve a substantial degree of risk;

    ii.   The Company does not have a significant financial or operating history;

    iii.   The Bonds are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

    iv.   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Bonds are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Bonds are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Bonds and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Bonds on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Bonds. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Bonds. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Bonds. Investor further understands and agrees that the Bonds **may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.** This provision will survive closing or termination of this Subscription Agreement.

5. Investor has accurately answered all questions on and completed the signature page hereto, U.S. Accredited Investor Certificate, AML Certificate, Subscriber Information Appendix and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Bonds (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Wyoming and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Wyoming as applied to contracts executed in and performed wholly within the State of Wyoming, without reference to principles of conflict of laws.

[EXECUTION PAGE FOLLOWS]

22 SALUTE, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Bonds of 22 Salute, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Revenue Sharing Bond Agreement and the Subscription Agreement. The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: **_____ Bonds**

Subscription Price: **$_____ USD**

TYPE OF OWNERSHIP:

(Name of Subscriber)

If the Subscriber is individual:

If the Subscriber is not an individual:

By:

☐ Individual

(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of
     22 Salute, LLC
By:

Authorized Signing Office

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF THE UNITED STATES

TO: 22 Salute, LLC (the "**Company**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Company that:

i.   The Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in the United States or subject to applicable securities laws of the United States;

ii.   the issuance of the securities in the capital of the Company under this agreement (the "**Securities**") by the Company to the Subscriber (or its disclosed principal, if any) may be effected by the Company without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii   the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv   the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v   the applicable securities laws do not require the Company to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind what so ever in the international jurisdiction;

vi.   the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Company to be come subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Company to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Company;

vii.   the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. The Subscriber will provide such evidence of compliance with all such matters as the Company or its counsel may request

The Subscriber acknowledges that the Company is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Company. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Company to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:
                                                   (Signature)

                                                   Name:

(If signing on behalf of entity)

Title:
(If signing on behalf of entity)

EXHIBIT F TO FORM C
COMPANY AUDITED FINANCIAL STATEMENTS

(follows on next page)



NORDSTROM ACCOUNTING SERVICES

June 6, 2024

To Whom It May Concern,

We have reviewed the accompanying financial statements of 22 Salute, LLC which comprise the statement of financial position for the period Jan 1, 2022, through December 31, 2023, and the related notes to the financial statements, if any. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Daniel R. Nordstrom
Nordstrom Accounting Services
Direct: 801-787-6663

Specializing in Small Business Accounting and Bookkeeping Needs

Accounting • Bookkeeping • Payroll • Taxes • Consulting

Cell (801) 787-6663 danny@nordstromaccounting.com Fax (866) 429-2125
391 N Main St, Ste 1, Spanish Fork, UT 84660

22 Salute

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
22 Salute Checking (4466) - 1	101,176.42
Business Plus Checking (4759) - 4	130.00
Business Savings (4823) - 4	5.00
Chase Checking	5,968.55
PayPal Bank	5,936.69
Total Bank Accounts	**$113,216.66**
Accounts Receivable	
Accounts Receivable (A/R)	12,438.56
Total Accounts Receivable	**$12,438.56**
Other Current Assets	
Channel Clearing Account	
Amazon US Clearing Account	244.46
Total Channel Clearing Account	**244.46**
Channel Reserve Balance	
Amazon Reserve Balance	-106.56
Total Channel Reserve Balance	**-106.56**
Inventory	291.80
Inventory Asset	0.00
Payments to deposit	2,211.73
Total Other Current Assets	**$2,641.43**
Total Current Assets	**$128,296.65**
Other Assets	
Security deposits	
Funds held for investment (Hicks)	-100.00
Total Security deposits	**-100.00**
Total Other Assets	**$ -100.00**
TOTAL ASSETS	**$128,196.65**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	500.00
Total Accounts Payable	**$500.00**
Credit Cards	
AMEX Business Green Rewards Card (1003) - 5	38.89
AMEX Business Platinum Card (1007) - 5	25,274.98
AMEX Gold Card	2,648.64
Amex Platinum 2005	-14,086.46
B of A - Business Advantage Travel Rewards - 7020 - 2	3,982.45
Business Advantage Travel Rewards - 2487 - 2	-65.66
Capital One 7776 - 3	0.00
Chase Credit Card	7,645.13
Eric Ranks Card (2558) - 2	5,803.16
Total Credit Cards	**$31,241.13**
Other Current Liabilities	
Channel Sales Tax Payable	
Amazon Sales Sales Tax	-2.25
Total Channel Sales Tax Payable	**-2.25**
Total Other Current Liabilities	**$ -2.25**
Total Current Liabilities	**$31,738.88**
Total Liabilities	**$31,738.88**
Equity	
Additional paid in capital	65.00
Opening balance equity	-25,274.98
Retained Earnings	-115,632.33
Shareholders' equity	
Contributions	
De Vera Equity	51,703.73
Hicks Equity	200,000.00
Ranks Equity	86,342.64
Salazar Equity	30,570.73
Total Contributions	**368,617.10**
Total Shareholders' equity	**368,617.10**
Net Income	-131,317.02
Total Equity	**$96,457.77**
TOTAL LIABILITIES AND EQUITY	**$128,196.65**

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
22 Salute Checking (4466) - 1	5,994.61
Business Plus Checking (4759) - 4	194.00
Business Savings (4823) - 4	5.00
PayPal Bank	5,624.74
Total Bank Accounts	**$11,818.35**
Accounts Receivable	
Accounts Receivable (A/R)	18,506.05
Total Accounts Receivable	**$18,506.05**
Other Current Assets	
Inventory	0.00
Inventory Asset	0.00
Payments to deposit	-12,994.00
Total Other Current Assets	**$ -12,994.00**
Total Current Assets	**$17,330.40**
TOTAL ASSETS	**$17,330.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	500.00
Total Accounts Payable	**$500.00**
Credit Cards	
AMEX Business Green Rewards Card (1003) - 5	24.00
AMEX Business Platinum Card (1007) - 5	14,283.15
AMEX Gold Card	883.66
B of A - Business Advantage Travel Rewards - 7020 - 2	4,633.19
Business Advantage Travel Rewards - 2487 - 2	-0.66
Capital One 7776 - 3	3,589.30
Eric Ranks Card (2558) - 2	5,059.01
Total Credit Cards	**$28,471.65**
Total Current Liabilities	**$28,971.65**
Total Liabilities	**$28,971.65**
Equity	
Opening balance equity	0.00
Retained Earnings	

Balance Sheet

As of December 31, 2022

	TOTAL
Shareholders' equity	
Contributions	
De Vera Equity	31,897.85
Ranks Equity	52,242.02
Salazar Equity	19,851.21
Total Contributions	**103,991.08**
Total Shareholders' equity	**103,991.08**
Net Income	-115,632.33
Total Equity	**$ -11,641.25**
TOTAL LIABILITIES AND EQUITY	**$17,330.40**

22 Salute

Profit and Loss

January - December 2023

	TOTAL
Income	
Channel Discount	
Amazon Discount	-30.30
Total Channel Discount	**-30.30**
Channel Sales	
Amazon Sales	1,364.30
Total Channel Sales	**1,364.30**
Channel Shipping Income	
Amazon Shipping Income	18.88
Total Channel Shipping Income	**18.88**
Discounts given	-118.91
Sales of Product Income	17,651.55
Sales of Product Income - NE	5,200.00
Sales of Product Income - Pacific	239.79
Sales of Product Income - RMR	45,627.95
Sales of Product Income - SW	11,596.80
Total Income	**$81,550.06**
Cost of Goods Sold	
Channel Adjustments	
Amazon Other Adjustments	33.92
Total Channel Adjustments	**33.92**
Channel Fulfillment and Warehousing Fees	42.42
Amazon Fulfillment and Warehousing Fees	491.01
Total Channel Fulfillment and Warehousing Fees	**533.43**
Channel Selling Fees	
Amazon Selling Fees	90.42
Total Channel Selling Fees	**90.42**
Cost of goods sold	7,227.53
Supplies & materials - COGS	7,423.76
Dragon Distillery	22,476.01
Total Supplies & materials - COGS	**29,899.77**
Total Cost of goods sold	**37,127.30**
Inventory Shrinkage	-8.70
Shipping	5,823.95
Freight & Warehouse	514.29
Total Shipping	**6,338.24**
Total Cost of Goods Sold	**$44,114.61**
GROSS PROFIT	**$37,435.45**

22 Salute

Profit and Loss

January - December 2023

	TOTAL
Expenses	
Advertising & marketing	48,826.93
Consulting	68.30
Demo Bookings	13,171.51
Event Supplies	12,469.83
Social media	764.00
Trade Show	6,068.26
Total Advertising & marketing	**81,368.83**
Business licenses	1,177.37
Channel Subscription Fees	
Amazon Subscription Fees	199.95
Total Channel Subscription Fees	**199.95**
Contract labor	1,271.00
Contributions to charities	440.04
Donations and Charitable Contributions	3,911.95
Total Contributions to charities	**4,351.99**
Entertainment	445.50
General business expenses	2,249.08
Bank fees & service charges	2,553.89
Barcode - GS1	680.00
Memberships & subscriptions	5,637.25
Uniforms	490.37
Total General business expenses	**11,610.59**
Insurance	564.22
Business insurance	158.28
Total Insurance	**722.50**
Interest paid	379.33
Credit card interest	325.90
Total Interest paid	**705.23**
Legal & accounting services	526.50
Accounting fees	460.29
Legal Fees	1,850.00
Total Legal & accounting services	**2,836.79**
Meals	1,915.21
Travel meals	2,633.95
Total Meals	**4,549.16**
Office expenses	174.50
Office supplies	61.13
Printing & photocopying	299.50
Shipping & postage	2,696.81

	TOTAL
Software & apps	5,850.98
Total Office expenses	**9,082.92**
Online Retailer Fees	3.12
Other Business Expenses	455.00
PayPal Fees	-752.57
Payroll expenses	3,299.64
Salaries & wages	16,151.45
Total Payroll expenses	**19,451.09**
QuickBooks Payments Fees	300.19
Rent	
Equipment rental	260.95
Total Rent	**260.95**
Sponsorship	2,777.50
Supplies	0.00
Supplies & materials	1,242.35
Total Supplies	**1,242.35**
Taxes paid	
Payroll taxes	1,281.00
Total Taxes paid	**1,281.00**
Training	827.00
Travel	15,354.04
Airfare	1,095.60
Hotels	87.31
Vehicle rental	1,246.52
Total Travel	**17,783.47**
Uncategorized Charge	2,733.89
Personal Charges	-482.85
Spirits Competitions	2,904.50
Total Uncategorized Charge	**5,155.54**
Total Expenses	**$167,106.47**
NET OPERATING INCOME	$ -129,671.02
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	1,646.00
Total Vehicle expenses	**1,646.00**
Total Other Expenses	**$1,646.00**
NET OTHER INCOME	$ -1,646.00
NET INCOME	$ -131,317.02

22 Salute

Profit and Loss

January - December 2022

	TOTAL
Income	
PayPal Sales	84.00
Sales of Product Income	531.23
Sales of Product Income - RMR	29,744.25
Total Income	**$30,359.48**
Cost of Goods Sold	
Cost of goods sold	5,080.34
Cost of labor - COGS	244.97
Supplies & materials - COGS	24,568.49
Dragon Distillery	34,813.55
Total Supplies & materials - COGS	**59,382.04**
Total Cost of goods sold	**64,707.35**
Inventory Shrinkage	0.00
Shipping	7,525.54
Freight & Warehouse	25.75
Total Shipping	**7,551.29**
Total Cost of Goods Sold	**$72,258.64**
GROSS PROFIT	**$ -41,899.16**
Expenses	
Advertising & marketing	23,461.78
Consulting	2,500.00
Event Supplies	216.83
Total Advertising & marketing	**26,178.61**
Business licenses	524.00
Contract labor	1,141.92
Contributions to charities	862.39
Donations and Charitable Contributions	792.63
Total Contributions to charities	**1,655.02**
General business expenses	327.95
Bank fees & service charges	341.98
Barcode - GS1	60.00
Memberships & subscriptions	3,493.01
Uniforms	287.09
Total General business expenses	**4,510.03**
Legal & accounting services	
Legal Fees	1,649.92
Total Legal & accounting services	**1,649.92**
Meals	
Travel meals	168.01
Total Meals	**168.01**

22 Salute

Profit and Loss
January - December 2022

	TOTAL
Office expenses	715.10
Shipping & postage	3,746.38
Software & apps	489.30
Total Office expenses	**4,950.78**
Online Retailer Fees	123.79
PayPal Fees	-3,535.50
QuickBooks Payments Fees	268.83
Square Fees	53.71
Supplies	
Supplies & materials	2,939.45
Total Supplies	**2,939.45**
Travel	31,719.67
Uncategorized Charge	0.00
Personal Charges	874.93
Spirits Competitions	495.00
Total Uncategorized Charge	**1,369.93**
Utilities	
Phone service	15.00
Total Utilities	**15.00**
Total Expenses	**$73,733.17**
NET OPERATING INCOME	$ -115,632.33
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	0.00
Total Vehicle expenses	**0.00**
Total Other Expenses	**$0.00**
NET OTHER INCOME	$0.00
NET INCOME	$ -115,632.33

EXHIBIT G TO FORM C

LISTING AGREEMENT WITH COMMUNITY BOND, LLC

(*follows on next page*)

PLATFORM LISTING AGREEMENT

This Platform Listing Agreement ("Agreement") is made and entered into as of 06/25/2024 ("Effective Date") by and between Community Bond, LLC, a Utah limited liability company ("CB") and 22 Salute, LLC ("Issuer") (each, a "Party," and collectively, the "Parties").

WHEREAS Issuer seeks to complete an offering ("Offering") of the Issuer's securities ("Securities") under section 4(a)(6), Regulation Crowdfunding ("Reg CF"), of the Securities Act of 1933 (the "Securities Act");

WHEREAS Issuer intends the Offering be facilitated by CB though its FINRA-registered funding portal located at https://www.mainstreetbond.com/ including all branches and subdomains thereof (the "Portal").

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. **Definitions.** The following terms shall have the meanings ascribed below, and these definitions shall apply for all purposes unless otherwise stated or the context clearly indicates a different meaning:

   (a) "Affiliate" means an individual, corporation, partnership, or other legal entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a specified entity. Control, as used in this definition, means the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting securities, by contract, or otherwise.

   (b) "CB Commissions" means cash Proceeds equal to 5 percent (5.0) of the amount raised by the Issuer from a Successful Offering, and a securities interest equal to 0 percent (0.0%) of the total Securities issued as part of such Successful Offering, such securities interest issued pursuant to Section 4(a)(2) of the Securities Act.

   (c) "Closing Date" means the deadline by which the Issuer must raise the Target Offering Amount or withdraw the Offering.

   (d) "Escrow Account" means the account established by the Escrow Agent at the direction of CB.

   (e) "Escrow Agent" means a neutral third-party entity approved by the SEC and FINRA to hold proceeds on behalf of Investors.

   (f) "Escrow Fees" means the amount paid by the Issuer to CB to reimburse CB for the cost to open and facilitate such Escrow Account as governed by each relevant tri-party escrow agreement by and between CB, the Issuer, and the Escrow Agent.

   (g) "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

   (h) "Extended Closing Date" means an amended Closing Date resulting from a decision by the Issuer to materially change the terms of the Offering by extending the Closing Date, which may occur one or more times with CB's consent. The Extended Closing Date will supersede the Closing Date for the purpose of this Agreement.

(i) "FINRA" means the Financial Industry Regulatory Authority.

(j) "Investor" means any Person who accesses materials related to the Issuer's Offering, regardless of whether they make an investment commitment in the Offering.

(k) "Issuer Information" means information related to the Issuer and/or the Offering as provided by Issuer on the Portal and Form C.

(l) "Material" means information that a reasonable Investor would consider important in deciding whether to purchase the Securities.

(m) "Offering Fees" means all fees incurred by CB on behalf of the Issuer, with the Issuer's prior approval, a $5 per Investor processing fee charged to CB by its technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(n) "Person" means any individual, partnership, corporation, trust, limited liability company, or other entity.

(o) "Proceeds" means cash and other consideration contributed by Investors subscribing to the Offering.

(p) "Securities Act" means the Securities Act of 1933, as amended.

(q) "SEC" means the U.S. Securities and Exchange Commission.

(r) "Successful Closing" means the completion of a Successful Offering and the disbursement of all Proceeds to the Parties.

(s) "Successful Offering" means an offering that satisfies the requirements of Reg CF and the conditions set by the Issuer such as raising the Target Offering Amount by the Closing Date.

(t) "Target Offering Amount" means the threshold amount the Issuer must raise in order to complete its Offering.

(u) "Termination" means termination of this Agreement pursuant to Section 25.

(v) "Transfer Agent" means an agent registered under section 17A of the Exchange Act appointed to track the initial ownership and subsequent changes in ownership of the Securities of the Issuer.

2. Term. This Agreement shall commence on the Effective Date and shall end upon the earlier of (i) a Successful Closing or (ii) Termination by either Party pursuant to Section 25.

3. Onboarding Fee. Upon execution of this Agreement, Issuer shall pay CB an onboarding fee of $5,875 ("Onboarding Fee"). The Onboarding Fee is non-refundable and earned on receipt even if this Agreement is terminated and regardless of whether the Issuer ultimately conducts an Offering on the Portal (including if, after conducting due diligence, CB rejects the Issuer as ineligible to conduct a Reg CF offering) and whether the Issuer's offering is ultimately successful. Issuer agrees that is solely responsible for all costs and commissions associated with the Offering unless expressly waived, in writing, by an authorized executive representative of CB;

4. **Funding Portal Status; Onboarding; Due Diligence.** CB shall maintain its status as a Funding Portal (as such term is defined in section 3(a)(80) of the Exchange Act) registered with the SEC and a member of the Financial Industry Regulatory Authority ("*FINRA*") and shall inform Issuer if this status changes before or during the Offering. Issuer understands and acknowledges that CB, as a FINRA-registered Funding Portal, has an obligation (pursuant to Rule 301(c) of Regulation Crowdfunding) to deny access to its platform when (and to promptly remove from its platform if it later learns or determines that) (a) any Issuer or affiliated Person is disqualified under Reg CF Rule 503 or (b) it has a reasonable basis for believing that Issuer or the Offering presents the potential for fraud or otherwise raises concerns about Investor protection. Issuer agrees to comply with any and all requests for information from CB to help CB meet these or any other regulatory obligations. The following Persons (whether natural or entity), will (i) provide copies of their government-issued identification cards or certificates of good standing (as applicable) and (ii) consent to background checks conducted by CB and/or third party vendors: (A) Persons who are the beneficial owners of twenty-percent (20%) or more of Issuer, personally or through a controlled entity, ("Owners"); (B) duly appointed officers of Issuer ("Officers"); and (C) duly appointed managers and directors of Issuer ("Directors," collectively with Owners and Officers, "Covered Persons")). Issuer consents to any such Covered Persons being searched through CB's background check provider. Issuer understands and agrees that any Covered Person's failure to pass the background check, as determined by CB or the Escrow Agent respectively in their absolute discretion, will result in the Termination of this Agreement. CB reserves the right to extend the provisions of this Section to other Persons (making each such Person a Covered Person), at CB's sole discretion, whom CB deems relevant to ensuring compliance with Reg CF Rule 301, and such Persons' compliance with this provision is explicitly required to meet its terms.

5. **Rights and Responsibilities of CB.** Issuer agrees that it must meet all suitability requirements under Reg CF and CB's internal policies, as dictated by CB's confidential and proprietary internal *written supervisory procedures*, published policies on the Portal, and other applicable regulations (collectively, the "**CB Policies**"), in order to complete a Successful Offering. CB reserves the right to accept, reject, or withdraw any Offering or any investment commitment made by an Investor if CB, in its sole discretion, determines such action (a) is in the best interests of the general public or of one or more Investors, (b) is required by applicable law or CB Policies, or (c) is reasonably appropriate to protect CB's reputation. CB, in consultation with the Escrow Agent, reserves the right to accept or reject any method of payment for Securities in the Offering. Issuer agrees that, regardless of the success or failure of the Offering, Issuer will use commercially reasonable efforts to assist CB in meeting any obligations related to the Offering and this Agreement under applicable law. Further, CB reserves the right to reject any request for collaboration with a third-party agent engaged by Issuer if CB deems, in its sole discretion, that it is in the best interest of the Portal or Investors to do so.

6. **Agency.** Issuer hereby appoints CB, and its Associated Persons, as defined in FINRA Rule 1011, as its agent, to act for Issuer and in Issuer's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by CB to carry out fully the provisions of this Agreement and Reg CF in accordance with their terms, which agency shall survive the dissolution of Issuer. This appointment shall be irrevocable. CB disclaims, and Issuer agrees that CB shall not incur any liability or be deemed a fiduciary as a result of such appointment and any actions arising therefrom.

7. **Limited Exclusivity.** From the Effective Date until the earlier (i) of the close of a Successful Offering or (ii) the Termination of this Agreement and the payment of all Offering Fees due to CB, Issuer agrees to

not enter into any agreement to offer or sell the Securities, or other securities of Issuer or any Affiliate of Issuer, on a funding-portal or through a broker-dealer conducting transactions under section 4(a)(6) of the Securities Act.

8.   Obligations of the Issuer. Issuer is solely responsible for the completeness and accuracy of the information about its business and the Offering as (i) provided to CB while preparing for the Offering, (ii) submitted to the U.S. Securities and Exchange Commission ("*SEC*") on Form C ("*Form C*"), and (iii) presented to the public through the Portal or other mediums of communication. Issuer shall exercise commercially reasonable efforts to conduct the Offering on the Portal, including meeting all necessary legal, accounting, and securities filing requirements to do so, as reasonably determined by CB. Issuer agrees and acknowledges that it will provide information related to itself and the Offering ("Issuer Information") through both the Portal and Form C filed with the SEC (to be displayed on the Portal). Issuer agrees that Issuer Information will not contain any Material misstatements or omissions, and that Issuer will immediately correct any errors it identifies in previously provided Issuer Information by providing written Notice to the Portal. Issuer agrees that at all times during the Offering, Issuer, with the guidance of such Issuer's independent counsel, will take affirmative steps to make timely updates to the Form C should any Material Issuer Information provided to CB or on Form C prove untrue or in need of qualification or correction. If Issuer has "tested-the-waters" pursuant to Securities Act Rule 241 or Reg CF Rule 206, independently or through the Portal, within thirty (30) days prior to the Effective Date of this Agreement, such communications shall be considered Issuer Information for the purpose of this Agreement to the extent such communications were made in writing. CB will have sole discretion as to how the Securities and Issuer are classified on the Portal.

9.   Setting Offering Terms. Issuer understands that it is responsible for setting all material terms of the Offering, including but not limited to, the forms of consideration to be accepted, the Target Offering Amount, which Issuer must reach by the Closing Date, the Maximum Offering Amount, the jurisdictions in which the Offering will solicit and accept investment commitments, and the terms of the securities issued during the Offering, as disclosed on Form C filed with the SEC in consultation with CB.

10. Portal Access; Intellectual Property. Issuer agrees that it has limited permissions to use or access the Portal pursuant to the services provided under this Agreement, and that Issuer does not have the right to access the Portal for reasons unrelated to the Offering nor the right to use any of CB's trademarks, trade-dress, copyrighted material, or other intellectual property without CB's written consent, which may be withheld in CB's sole discretion. Issuer may not state the Offering constitutes an endorsement by and/or partnership with CB under any circumstances.

Issuer agrees to grant Portal a nonexclusive, non-transferable, royalty-free, worldwide license to use Issuer's logos, trademarks, or other intellectual property as provided by Issuer in connection with the Offering and to communicate truthful descriptions of the Offering in connection with advertising for CB.

11. State Regulatory Compliance. Issuer is solely responsible for determining whether there are any necessary state regulatory filings to be made in connection with its offering and, if applicable, making such filings in a timely manner.

12. Advertising Compliance. Issuer agrees that each and every one of its Covered Persons, employees, related Persons, and agents will follow all rules related to advertising the Offering, as provided by the SEC, FINRA, and in any guidance provided by or on the Portal.

13. Portal Comments. Issuer agrees to make commercially reasonable efforts to respond to comments left for Issuer on the Portal in a timely manner (for the avoidance of doubt, such responses shall be Issuer Information for purposes of this Agreement and must be accurate and complete in all Material respects). Issuer agrees that CB will be the sole adjudicator of any comments left on the Offering-page that may be considered (I) spam, (II) fraudulent, or (III) disruptive to the Offering, such adjudication to be carried out pursuant to the CB Policies.

14. Oversubscription. Issuer agrees that it will follow the procedure laid out in Issuer's most recently filed Form C when determining which Investors will receive an allocation in the Offering in the event the Offering is oversubscribed. Issuer agrees that any Investor that fails to (a) verify their identity, (b) confirm their contact information or (c) fund their investment commitment, when prompted, for fifteen (15) calendar days or more will have their investment commitment rejected pursuant to the CB Policies. Issuer understands that an Offering must be open and accepting investment commitments for a minimum of twenty-one (21) calendar days pursuant to Reg CF Rule 304. If Issuer ends the Offering early, pursuant to Reg CF Rule 304(b), that earlier closing date shall supersede the Closing Date.

15. Payment and Escrow Services. Issuer agrees to (i) use the qualified Escrow Agent selected by CB, by entering into an escrow services agreement; (ii) pay the Escrow Fees; (iii) establish an Escrow Account with such Escrow Agent, and such Escrow Account shall be the sole means of collecting monies contributed by Investors subscribing to the Offering ("*Proceeds*"), and (iv) and enter into any other payment servicing agreements necessary to facilitate the Offering as mutually agreed to by the Parties. Issuer acknowledges and agrees that CB and its Affiliates make no representations and cannot provide guarantees regarding the performance of the Escrow Agent

16. Offering Outcome and Financial Obligations. Upon a Successful Offering, Issuer will promptly satisfy, out of the Proceeds held in the Escrow Account, (a) the CB Commissions and (a) Offering Fees due to CB. In the event Issuer is unable to meet the conditions for a Successful Offering, for whatever reason, including CB exercising its Termination rights under this Agreement, in which case the Offering shall be withdrawn ("Withdrawn Offering"), or the Offering's expiration without meeting the Target Offering Amount ("Unsuccessful Offering"), Issuer agrees to promptly pay all applicable Offering Fees, but shall not be liable to pay the CB Commission. Issuer acknowledges and agrees that, in conformance with Reg CF, CB is solely authorized and solely responsible for providing instructions to the Escrow Agent for the distribution of Proceeds held in the Escrow Account (including with respect to any fees payable from the Proceeds).

17. Distribution of Proceeds. In the event of a Successful Offering, CB will use commercially reasonable efforts to direct the Escrow Agent to send Issuer all Proceeds due to it in a timely manner, less the amounts due to CB. CB will use commercially reasonable efforts to provide Issuer a list of Investors and a full accounting of the Successful Offering within ninety (90) calendar days of the Closing Date or Extended Closing Date. In the event the Escrow Agent causes any delay in CB's aforementioned duties under this Section, Issuer will have no recourse against CB.

18. Transfer Agent. Issuer agrees that upon a Successful Closing, Issuer will (A) engage a Transfer Agent for all securities issued by Issuer, and retain the same for at least one (1) calendar year (B) provide evidence to CB that Issuer already retains a Transfer Agent, or (C) provide evidence to CB that Issuer or their counsel have means to properly track the Securities sold and are otherwise exempt from the requirement to retain a Transfer Agent. Issuer further agrees that CB, in its sole discretion, may withhold Investors' personal identifying information from Issuer. Issuer agrees to restrict transfer of the Securities, and any Securities derived from such Securities, in accordance with applicable state, federal, and foreign law including Reg CF Rule 501 (methods to restrict improper transfer may include the application of legends, instructions to any relevant Transfer Agent, technological restrictions on transfers, and other means). CB makes no representations or warranties with regard to any Transfer Agent.

19. Post-Offering Obligations. Once a Successful Offering is concluded and the Securities have been issued, CB shall have no obligation or liability with respect to the management, disposal, or any other aspect of the Securities. Issuer agrees that upon a Successful Closing: (a) Issuer will make timely Form C-AR filings pursuant to Reg CF, (b) post quarterly updates to their Offering page on the Portal for at least one (1) calendar year, and (c) will continue to provide bi-annual updates thereafter (either by posting or by direct communication to the Securities holders, as Issuer may determine) until the term of the Securities issued by Issuer in the Offering expires or Issuer dissolves.

20. Unsuccessful Offering Fees. Within fifteen (15) calendar days of a Withdrawn Offering or an Unsuccessful Offering, CB will use commercially reasonable efforts to provide Issuer with an accounting of all Escrow Agent Fees and Offering Fees due CB, which shall be payable by Issuer within seven (7) calendar days upon receipt of such accounting (together "***Unsuccessful Offering Fees***"). Issuer agrees that upon a Withdrawn Offering or an Unsuccessful Offering, the Unsuccessful Offering Fees shall be considered an advance by CB to Issuer.

21. Representations and Warranties. The parties represent and warrant as follows:

(a) Issuer represents that it is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Reg CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. In the event Issuer wishes to avail itself of Reg CF Rule 201(b) and has previously sold securities in reliance on section 4(a)(6) of the Securities Act, Issuer represents it has complied with the requirements in section 4A(b) of the Securities Act and the related requirements of Reg CF.

(b) Issuer represents that by entering into this Agreement it is not breaching any agreement with any third party or their beneficiary.

(c) Issuer further represents that it has been and will be wholly truthful, in all respects, to CB and any of CB's agents in their interactions, including, without limitations, written and oral communications and documentation relating to Issuer including, without limitation, communications and documentation related to the Portal's due diligence process.

(d) Each Party represents that it is duly incorporated, formed, or organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, formation, or organization.

(e) Each Party represents and warrants to the other that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

22. Limitation of Liability; Indemnification. In the event that CB or any of its Affiliates becomes involved in any capacity in any action, proceeding, or investigation brought by or against any Person, including equity holders of Issuer, in connection with or as a result of the engagement pursuant to this Agreement, Issuer upon request by CB will reimburse CB, their respective officers, directors and associated Persons (the "CB Parties") for their reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith; provided, however, that if it is found in any such action, proceeding or investigation that any loss, claim, damage, liability or expense (each a "Loss") of a CB Party has resulted from the willful misconduct or gross negligence of such CB Party in performing the services that are subject to this Agreement, such CB Party will immediately repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of such CB Party. Issuer will defend, indemnify and hold the CB Parties or another Person entitled to indemnification under this Section 22 (an "Indemnified Party"), and their respective permitted assigns if assigned pursuant to this Agreement, harmless against any and all Losses to any Person, in connection with or as a result of the engagement pursuant to this Agreement and without regard to the exclusive or contributory negligence of any CB Party, except to the extent that any such Loss results from the willful misconduct or gross negligence of a CB Party in performing the services that are the subject of this Agreement. If for any reason the foregoing indemnification is unavailable to the CB Parties or insufficient to hold them harmless, then Issuer will contribute to the amount paid or payable by the CB Parties as a result of such Loss in such proportion as is appropriate to reflect the relative economic interest of Issuer and its equity holders, on the one hand, and the CB Parties, on the other hand, in the matters contemplated by this Agreement as well as the relative fault of Issuer and the CB Parties with respect to such Loss and any other relevant equitable considerations. Issuer also agrees that neither the CB Parties nor any of their respective Affiliates, partners, directors, agents, employees, or controlling Persons will have any liability based on its or their exclusive or contributory negligence or otherwise to Issuer or any Person asserting claims on behalf of or in right of Issuer in connection with or as a result of any matter referred to in this Agreement or the engagement contemplated thereby except to the extent that a court of competent jurisdiction determines in a final, non-appealable verdict that any Losses or expenses incurred by Issuer result from the willful misconduct or gross negligence of an Indemnified Party in performing the services that are subject of this Agreement.

The reimbursement, indemnity, and contribution obligations of Issuer under this Section 22 will be in addition to any liability that Issuer may otherwise have, will extend upon the same terms and conditions to any Affiliate of the CB Parties and the partners, directors, agents, employees and controlling Persons (if any), as the case may be, of the CB Parties and any such Affiliate, and will be binding upon and inure to the benefit of any successors, permitted assigns, heirs and personal representatives of Issuer, the CB Parties, and any such Affiliate of any such Person. Promptly after receipt by an Indemnified Party of Notice of the occurrence of any claim or the commencement of any action or proceeding brought by a third party in respect of which indemnity may be sought against Issuer, such Indemnified Party will notify Issuer in writing of the occurrence or commencement thereof, and Issuer shall immediately assume the full defense thereof (including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and expenses of such counsel). Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such circumstance if (a) the Indemnified Party is advised by counsel that a conflict of interest exists which makes representation by counsel chosen by Issuer not advisable, (b) Issuer fails to assume such defense in a timely manner or (c) Issuer has consented to the use of separate counsel. In such event, the reasonable fees and disbursements of such counsel retained by the Indemnified Party will be paid by Issuer. Issuer shall not, without the prior written consent of CB, which may be withheld in CB's sole and absolute discretion, effect any settlement of any pending or threatened action, suit or proceeding in respect of which an Indemnified Party is or could have been a party and indemnity has or could have been sought hereunder by such Indemnified Party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding, (ii) does not include any admission of wrongdoing, fault, failure to act or improper activity of any kind of either CB Party or such Indemnified Party, and (iii) omits any equitable order, judgment, or term that affects, restrains, or interferes with the Indemnified Party's business. The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation as to any facts or circumstances pertaining to Issuer by or on behalf of any Indemnified Party. Issuer further agrees that the indemnification and expense advance and reimbursement obligations set forth herein shall apply whether or not CB or any other Indemnified Party is a formal party to a proceeding or claim.

23. Disclaimer; Limitation of Liability. While CB will endeavor to ensure the Portal is fully functional and accessible to all Investors at all times, CB relies on third-party service providers and does not assure, represent, or warrant to the quality of service, continuity of service, or "up-time" of the Portal.

NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS MAKE ANY REPRESENTATION OR WARRANTY REGARDING RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, AVAILABILITY, OR COMPLETENESS OF THE SERVICES THEREON THE PLATFORM OR PROVIDED THEREBY. CB AND ITS LICENSORS DO NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE PORTAL WILL BE TIMELY, UNINTERRUPTED, ERROR-FREE, OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA, (B) THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (C) ANY STORED DATA WILL BE ACCESSIBLE OR RELIABLE, (D) THE QUALITY OF ANY SERVICES, INFORMATION, OR OTHER MATERIAL THROUGH THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (E) ERRORS OR DEFECTS WILL BE CORRECTED, OR (F) THE PORTAL OR THE SERVER(S) THAT MAKE THE PORTAL AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE PORTAL AND ALL CONTENT IS PROVIDED TO YOU STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. CB IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS.

IN NO EVENT SHALL CB OR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL LOSS OR EXEMPLARY OR OTHER DAMAGES RELATED TO THIS AGREEMENT, WHETHER

DIRECT OR INDIRECT. NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS SHALL BE LIABLE FOR, AND ISSUER SPECIFICALLY WAIVES ANY CAUSE OF ACTION RELATED TO, (I) LOSS OF DATA, (II) LOSS OF INCOME, (III) LOSS OF OPPORTUNITY, (IV) LOST PROFITS, AND (V) COSTS OF RECOVERY OR ANY OTHER DAMAGES, HOWEVER CAUSED AND BASED ON ANY THEORY OF LIABILITY, AND INCLUDING, BUT NOT LIMITED TO, BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STATUTE, OR THE BREACH OF ANY TERM, COVENANT, REPRESENTATION, WARRANTY OR OBLIGATION CONTAINED HEREIN OR OTHERWISE, AND WHETHER OR NOT CB HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE CB PARTIES' LIABILITY TO ISSUER OR ANY THIRD PARTY SHALL BE LIMITED TO CB'S COMMISSIONS.

24. Default. Breach of this Agreement by either Party ("Default") shall entitle the other Party to give to the Party in default Notice specifying the nature of the Default and requiring it to cure such Default. If such Default is not cured within five (5) days after the receipt of such Notice (or, if such Default cannot be cured within such five (5) day period), the notifying Party shall be entitled, without prejudice to any other rights conferred on it by this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by giving written Notice to take effect immediately after such Notice. The right of either Party to terminate this Agreement shall not be affected in any way by its waiver or failure to take action with respect to any previous Default.

25. Termination. This Agreement may be terminated in any of the following ways:

(a) CB provides Notice of Termination pursuant to Section 5;

(b) Issuer, or any of its Covered Persons fails to pass a background check;

(c) Issuer provides a Notice of Termination to CB before commencing an Offering pursuant to the terms herein;

(d) Issuer files Form C-W and expects a Withdrawn Offering;

(e) Issuer experiences an Unsuccessful Offering;

(f) Either party provides Notice of Termination for uncured Default pursuant to Section 21.

For the avoidance of doubt, if CB withdraws from this Agreement while the Offering is accepting investment commitments (or payments for investment commitments if the Closing Date has passed but the Proceeds have not been disbursed), Issuer and its Officers and Directors who were signatories to the Form C agree to immediately file Form C-W withdrawing such Offering. Notwithstanding the foregoing, Termination shall not release Issuer from its obligation to pay Offering Fees or any other outstanding expenses to CB. Sections 18, 18, 19, 10, 6, 22, 27, 29, and 23 shall survive Termination.

26. Notice. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by e-mail, overnight delivery, or registered or certified mail with return receipt requested. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by e-mail, on the day of transmission thereof; (c) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; and (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to CB:	Community Bond, LLC
	Attn: Kenneth Brenneman
	1972 W 2550 S, Suite D
	West Haven, Utah 84401
	kenneth@mainstreetbond.com
If to Issuer:	22 Salute, LLC
	1309 Coffeen Avenue STE 4306
	Sheridan, WY 82801___

27. Confidentiality. The Parties hereby agree that during the term, the contents of this Agreement, all communications resulting from it, all documents exchanged between the Parties (excluding those publicly filed the SEC or otherwise made public in connection with the Offering), and any data regarding Investors who participated in the Offering are strictly confidential and that Issuer shall not disclose its contents to any third party (except to Issuer's employees, accountants, attorneys, or other agents who are subject to the duty of confidentiality with respect to such information) without written consent of CB, *provided that* Issuer shall be free to disclose the fees due and payable in connection with the Offering to its Investors therein. Each Party further agrees as to itself that it is solely responsible for ensuring that all of its employees, independent contractors, vendors, and associates are informed of and maintain this confidentiality provision. Notwithstanding the foregoing provisions, a Party may disclose such information if it is legally required by any government or judicial authority, but, if possible, shall first provide Notice to the non-disclosing Party so that such Party has the opportunity to seek a protective order.

28. Governing Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of the United States and the State of Utah, without regard to its conflict of laws rules.

29. Dispute Resolution. If a dispute arises out of or relates to this agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by confidential mediation administered by the American Arbitration Association under its Commercial Mediation Procedures, and after no fewer than three (3) failed mediations, may resort to confidential arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules unless such rules are superseded by the rules of FINRA dispute resolution. There shall be one (1) arbitrator. The place of arbitration shall be Weber County, Utah. The Parties each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waive any right they may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the Parties, the prevailing Party shall be entitled to recover damages plus reasonable costs and attorney's fees, and the decision of the arbitrator shall be final, binding, and enforceable in any court of competent jurisdiction.

30. Relationship of the Parties. Nothing in this Agreement will create any partnership, joint venture, agency, franchise, sales representative, or employment relationship between the parties. No party will have authority to make or accept any offers or representations on behalf of the other Party except as otherwise expressly provided herein this Agreement. This Agreement has been and is made solely for the benefit of Issuer and CB and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any Person who is not party to such Agreement. CB shall not be considered to be the agent of Issuer for any purpose whatsoever other than as described herein and in other binding written agreements. CB is not granted any right or authority to assume or create any obligation or liability, express or implied, on Issuer's behalf or to bind Issuer in any manner whatsoever other than as described herein. Issuer acknowledges that CB has not provided accounting, tax, or legal advice and hereby acknowledges that Issuer has been advised to seek its own advisors with respect to such topics.

31. Assignment. Neither Party may assign their rights and obligations under this Agreement without the prior written consent of the other Party except that CB may unilaterally assign its rights and obligations to a parent or wholly-owned subsidiary provided that such entity maintains its status as a registered funding portal. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the respective Parties.

32. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

33. Cumulative Obligations. Each party's obligations hereunder are in addition to, and not exclusive of, any and all of its other obligations and duties to the other party, whether express or implied, in fact or in law.

34. Non-Waiver. Any failure by either Party to enforce the other Party's strict performance of any provision of this Agreement shall not constitute a waiver of its right to subsequently enforce such provision or any other provision of this Agreement.

35. Entire Agreement. This Agreement, including the preambles and recitals, which are incorporated by reference as if fully set forth herein, constitutes the entire Agreement between the parties with regard to the subject matter hereof and supersedes any prior understanding or representation of any kind preceding the date this Agreement was entered into. There are no other promises, conditions, understandings, or other agreements, whether oral or written, relating to the subject matter of this Agreement. Materials posted by CB on the Portal shall constitute CB Policies, but in no way as an additional representation or warranty of CB.

36. Amendment. Any term of this Agreement may be amended or waived only with the written consent of both Parties, provided that CB may unilaterally amend this Agreement pursuant to guidance provided by the SEC, FINRA, or other securities regulators with competent jurisdiction over the Parties. CB will provide Issuer with prompt Notice of any such unilateral amendments and a copy of the guidance it was amended pursuant to.

37. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this

Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

38. Construction. The title and headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and vice versa. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits. The terms "shall" and "will" are intended as synonymous, interchangeable terms of obligation unless context clearly dictates otherwise. The Parties have had full opportunity to negotiate the terms of this Agreement, and neither Party intends that this Agreement be construed for or against either Party because of that Party's role in drafting this Agreement.

39. Advice of Counsel. Each Party acknowledges and represents that, in completing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.

40. Counterpart Execution. This Agreement may be executed electronically, and in any number of counterparts, each of which shall be deemed an original and of which shall constitute one and the same Agreement.

Funding Portal:

Name (Print): Kenneth Brenneman

Community Bond, LLC

Title:CEO

Signature: *Kenneth Brenneman*

DocuSigned by:
81AD8584A104424...

Issuing Company:

Name (Print):Eric Ranks

Company: 22 Salute, LLC

Title:CEO

Signature *Eric Ranks*

DocuSigned by:
533EDE09B2B3416...

EXHIBIT H TO FORM C

ESCROW AGREEMENT WITH COMMUNITY BOND, LLC AND NORTH CAPITAL PRIVATE SECURITIES CORPORATION

(*follows on next page*)

NORTHCAPITAL

ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

(i) the issuer set forth on the signature page hereto ("**Issuer**");

(ii) a funding portal being used to facilitate Issuer's offering set forth on the signature page hereto ("**Funding Portal**"); and

(iii) North Capital Private Securities Corporation, a Delaware corporation, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**NCPS**").

For purposes of this Agreement: (a) the above parties other than and excluding NCPS are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with NCPS, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into this Agreement:

Exhibit A – Contingent Offering (if applicable)
Exhibit B – Fees and Expenses

Recitals

A. NCPS is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B. Issuer Party is engaging NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Regulation Crowdfunding ("**Offering**").

C. In accordance with the Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D. In accordance with the Offering Document, all payments by Subscribers subscribing for Securities required to be held in escrow shall be sent directly to NCPS as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and NCPS by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Regulation Crowdfunding Rule 303(e), and related SEC guidance and FINRA rules.

E. If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in Exhibit A, as applicable, NCPS will promptly deposit any and all Escrow Funds NCPS receives into a separate bank escrow account as set forth in Section 1(d) below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to Section 3 and 4 below.

F. NCPS will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2). NCPS accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker-dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

Agreement

1. **Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a) "**ACH**" means Automated Clearing House.

(b) "**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c) "**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d) "**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

NCPS at TriState Capital Bank/ 22 Salute, LLC /______________ - Escrow Account
(Offering Name*) (Subscriber Name**)

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

DS JMM

Institution: TriState Capital Bank
ABA: 043019003
Account Name: North Capital Private Securities Corporation
Account Number: 0220003339
For Further Credit To: 22 Salute, LLC
(Offering Name*)

____
(Subscriber Name**)

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of NCPS's payment processing facilitation services; all instruments of payment must be payable to the institution as set forth above as escrow agent until any applicable minimum contingency requirement is met.

*Offering Name as set forth on the signature page hereto.
**Subscriber Name as completed by Subscriber.

(e) "**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f) "**Instruction Letter**" means written instructions in a form acceptable to NCPS with Funding Portal directing NCPS to promptly disburse or transmit the Escrow Funds to Issuer pursuant to Section 4(a).

(g) "**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h) "**Minimum Offering Notice**" means a written notification in a form acceptable to NCPS with Funding Portal representing to NCPS that: (i) subscriptions for at least the Minimum Offering have been received; (ii) to the best of Funding Portal's knowledge after due inquiry and review of Funding Portal's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

(i) "**NACHA**" means National Automated Clearing House Association.

(j) "**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Funding Portal as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Funding Portal of the Cash Investment Instrument and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Funding Portal or other termination, for whatever reason, of such subscription.

2. **Appointment of Facilitator of Escrow.** Funding Portal hereby appoints NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and NCPS hereby accepts such appointment, in accordance with the terms of this Agreement. Funding Portal shall take all necessary steps to assure that all funds necessary to consummate the Offering and required by the Offering Document or Law (as defined below) to be deposited into the Escrow Account are deposited in the Escrow Account. Issuer shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer.

3. **Deposits into Escrow Account.**

(a) Funding Portal shall direct Subscribers to, and Subscribers shall, directly deliver to NCPS all Cash Investment Instruments for deposit in the Escrow Account as required by the Offering Document or Law, which shall be deposited into the Escrow Account. Any other Cash Investment Instruments transmitted to NCPS in respect of the Offering shall be deposited into the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS, THE INSTITUTION IN SECTION 1(D) OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER UNTIL ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b) Issuer Party understands and agrees that all Cash Investment Instruments received by NCPS pursuant to this Agreement are subject to collection requirements of presentment, clearing and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. NCPS shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer Party shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which NCPS may collect from Issuer Party pursuant to Section 10.

(c) Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS's sole obligation shall be to notify Issuer Party, depending upon the source of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(d) NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by NCPS.

(f)   In the event any party other than NCPS receives a Cash Investment Instrument required by the Offering Document or Law to be deposited into escrow, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to NCPS for deposit into the Escrow Account.

4.   **Disbursement of Escrow Funds.**

(a)   Subject to Section 3(b) and Section 10, NCPS shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day following receipt of the following documents:

(i)   Minimum Offering Notice;

(ii)   Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii)   Instruction Letter; and

(iv)   such other certificates, notices or other documents as NCPS may reasonably require;

provided that NCPS shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if NCPS has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. Once the Minimum Offering contingency has been met and after the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), subject to Section 3(b) and Section 10, NCPS shall promptly disburse any additional funds received with respect to the Securities to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day after NCPS receives (1) Issuer's request for closing via NCPS's online portal, (2) Issuer's written verification that the subscriptions therefor are in good order and (3) a notice and instruction letter including notifications, confirmations, representations and warranties, as applicable, as set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. NCPS is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

FOR PURPOSES OF FULFILLING RETURNS IN SECTION 3 ABOVE AND THIS SECTION 4 WITH RESPECT TO A SUBSCRIBER'S PAYMENT OF A CASH INVESTMENT MADE VIA ACH AS THE CASH INVESTMENT INSTRUMENT ("ACH SUBSCRIBER"), NCPS SHALL PROCESS A RETURN OF AN ACH SUBSCRIBER'S CASH INVESTMENT AMOUNT PROMPTLY AS SOON AS SUCH FUNDS TRANSMITTED BY ACH HAVE SETTLED IN THE ESCROW ACCOUNT.

(b)   No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by NCPS of written notice: (i) from Issuer Party that Issuer Party intends to reject a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, NCPS shall pay to such Subscriber in (i) and each Subscriber in (ii)-(iv) by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(c)   Notwithstanding anything to the contrary contained herein, if NCPS shall not have received an Instruction Letter and a Minimum Offering Notice (as applicable to the Offering) on or before the

Expiration Date or the Termination Date (as defined below), subject to <u>Section 5</u>, NCPS shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Funding Portal, pay to each Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information. For purposes of this Agreement, "**Termination Date**" means, if the Offering is a contingent Offering, the date on which the minimum offering contingencies are required to have been met, as such date may be amended as provided in the Offering Document.

(d) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such payment or return to Subscriber as outlined in this <u>Section 4</u>, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by NCPS.

5. **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (b) NCPS is unable to determine, to NCPS's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS's proper actions with respect to its obligations hereunder, or (c) Funding Portal has not within 30 days of NCPS's notice of resignation pursuant to <u>Section 7</u> appointed a successor provider of escrow services or agent to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. NCPS shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6. **No Commingling, Investment of Funds or Interest to Issuer Party.** NCPS shall not: (a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by NCPS in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7. **Resignation of NCPS.** NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, or upon any termination of this Agreement pursuant to <u>Section 17</u>, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation or termination. NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as NCPS deems advisable. After NCPS's resignation or the termination of this Agreement, as applicable, and the fulfillment of NCPS's obligations with respect thereto, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8. **Role of NCPS as Facilitator of Escrow.**

(a) NCPS's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to Section 20(a) that NCPS's fraud, willful misconduct or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party ("**Ineligible Losses**").

(b)   NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c)   NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d)   NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, NCPS shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e)   NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. NCPS will use reasonable efforts to provide Issuer Party with written notice prior to incurring fees and expenses of counsel pursuant to this Section 8(e).

(f)   By this Agreement, Subscribers are not customers of NCPS and NCPS shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, NCPS may ask Issuer Party to provide, and Issuer Party shall provide promptly upon NCPS's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a Subscriber's identity. Any further participation by NCPS in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g)   NCPS makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. NCPS shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9.   **Indemnification of NCPS.**

(a)   Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless NCPS and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**NCPS Parties**"), to the fullest extent permitted by Law, from and against (and no NCPS Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (including NCPS Parties) (collectively, "**Actions**") arising out of or relating to the offering of securities, this Agreement, the provision of NCPS's services hereunder or the engagement of NCPS hereunder (including, without limitation, any breach or alleged breach of this Agreement or any representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse NCPS Parties for all expenses (including attorneys' fees) as they are incurred by NCPS Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which NCPS is a party. Notwithstanding, Issuer Party will not be responsible for any Ineligible Losses, and NCPS agrees to immediately refund any indemnification payments made to an NCPS Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to NCPS Parties all amounts due under this Section 9 promptly after written demand therefor.

(b)   Promptly after the receipt by any NCPS Party of notice of the commencement of any Action, NCPS shall, if a claim with respect thereto is or may be made against the Indemnifying Party, give the Indemnifying Party written notice of the commencement of such Action. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. With respect to any Action in which a NCPS Party may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to NCPS request to assume the defense of any such Action with counsel reasonably satisfactory to the NCPS Party. If NCPS agrees to the assumption by the Indemnifying Party of the defense of any such Action, the NCPS Party shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such NCPS Party in connection with the defense thereof unless: (i) the Indemnifying Party has agreed to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the NCPS Party in a timely manner; or (iii) the NCPS Party shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the NCPS Party, including situations in which there are one or more legal defenses available to the NCPS Party that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of a NCPS Party without the prior written consent of such NCPS Party.

(c)   In the event that NCPS performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that NCPS is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, NCPS shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the NCPS Parties pursuant to subsection (a) above, it being understood and agreed that NCPS may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve NCPS of any duties, liabilities or responsibilities.

(d)   For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any NCPS Party.

(e)   If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its commercially reasonable efforts to cause NCPS and the other NCPS Parties, by name or description, to be included in any release or settlement agreement, whether or not NCPS and the other NCPS Parties are named as defendants in such Action.

10. **Compensation to NCPS.**

(a) Issuer Party shall pay or cause to be paid to NCPS for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by NCPS by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to NCPS and reimburse NCPS for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, NCPS will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party under this Section 10 shall survive any termination of this Agreement and the resignation or removal of NCPS.

(b) All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by NCPS and will be charged automatically by NCPS to the credit card or other payment method separately provided or as otherwise agreed by the Parties. Issuer Party consents to NCPS retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that NCPS and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide NCPS written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to NCPS within 10 days of receiving an invoice therefor. All payments made to NCPS shall be in US dollars in immediately available funds.

(c) If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) NCPS may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, NCPS for all costs incurred by NCPS in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in Exhibit B.

(d) Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, NCPS is authorized to and may disburse from time to time, to itself or to any NCPS Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any NCPS Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer Party in advance of any disbursement from the Escrow Funds to itself or to any NCPS Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

(e) Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, Issuer shall grant to NCPS and the NCPS Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and NCPS and the NCPS Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to NCPS and the NCPS Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to NCPS and the NCPS Parties upon receipt of an itemized invoice.

11.   **Representations and Warranties.**

(a)   Issuer Party jointly and severally represents, warrants and covenants to NCPS as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i)   Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to do so would not have a material adverse effect on Issuer Party or Issuer Party's business. Funding Portal is a SEC-registered intermediary in good standing.

(ii)   Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or (B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iii)   Issuer Party acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and as an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering of the Securities. By this Agreement, NCPS accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

(iv)   Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(v)   No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vi)   Any deposit with NCPS by Subscriber and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(vii)   RESERVED.

(viii)   To the extent Issuer Party will be sharing personal or financial information of a third party with NCPS in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with NCPS and its affiliates and service providers for NCPS and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. NCPS shall be a third party beneficiary to such agreement.

(ix)   Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify NCPS if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(x)   Issuer Party shall provide NCPS with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving any NCPS Party, the escrow agent or this Agreement.

(b)   NCPS represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i)   NCPS is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. NCPS is a broker-dealer registered with the SEC and a member of FINRA and SIPC. NCPS is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its obligations herein require such qualification, license or registration, except where the failure to do so would not have a material adverse effect on NCPS's ability to perform its obligations under this Agreement.

(ii)   NCPS has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by NCPS and constitutes the legal, valid, binding, and enforceable obligation of NCPS, enforceable against NCPS in accordance with its terms. NCPS shall comply with Law in all material respects in performing its obligations under this Agreement.

(iii)   NCPS's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. NCPS shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12.   **Disclaimer of Advice.** Issuer Party is NCPS's sole customer pursuant to this Agreement. By this Agreement, NCPS is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering of securities, NCPS's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice).

13.   **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of NCPS as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of a Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14.   **Assignment.** Except as provided in Section 17, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided NCPS may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to Section 7 or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this Section 14 is void. Subject to this Section 14, this Agreement is

binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference NCPS's and its affiliates' data privacy policies and website terms of use, as posted on NCPS's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause investors to, comply. This Agreement (including all exhibits, all schedules and NCPS's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16. **Amendment; Waiver.** Except as set forth in Section 7, Section 14 and Section 22, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. **Term and Termination.**

(a)   The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof ("**Term**"), at which time this Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to the Escrow Funds.

(b)   Notwithstanding, NCPS may terminate this Agreement for cause immediately without notice to Issuer Party upon: (i) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates; (ii) conduct by Issuer Party or any of their affiliates that may jeopardize NCPS's current business, prospective business or professional reputation; (iii) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (iv) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis ("**Bankruptcy Event**"). Notwithstanding, Issuer Party may terminate this Agreement: (i) for cause immediately with notice to NCPS upon: (A) NCPS's fraud, willful misconduct or gross negligence; (B) any material breach by NCPS of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured); or (C) upon a Bankruptcy Event of NCPS; or (ii) with 30 days' prior written notice to NCPS in the event of any increase in the amount of fees or expenses pursuant to Section 10(a) and Exhibit B and such increase is not either applicable to NCPS's escrow services customers generally or reasonably related to the specific services being provided to Issuer Party. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

(c)   No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to NCPS in accordance with the terms hereunder and such obligations shall survive. Issuer Party shall pay or shall cause to be paid all previously-accrued but not yet paid fees on receipt of NCPS's invoice therefor or as otherwise set forth in Exhibit B, Section 9 or Section 10. In addition, Issuer Party shall remove any and all references to NCPS from any Offering Document, cease use of NCPS intellectual property and no longer refer to NCPS in connection with the Offering.

18. **Dealings.** NCPS and any stockholder, director, officer or employee of NCPS may buy, sell and deal in any of the securities of Issuer Party and become pecuniarily interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for Issuer Party or any other entity.

19. **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20. **Choice of Law, Jurisdiction and Dispute Resolution.**

(a)   This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York.

(b)   Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c)   TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR INELIGIBLE LOSSES, THE COLLECTIVE AGGREGATE LIABILITY OF THE NCPS PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY NCPS DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d)   EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e)   Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

(f)   None of the NCPS Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g)   All rights and remedies of any Party in this Agreement will be in addition to all other rights and remedies available at law or in equity.

21. **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed

confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid; or (d) upon receipt by recipient's email system, if sent by email.

22. **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24. **No Third Party Beneficiaries.** Except as otherwise set forth in Section 9, this Agreement is for the sole benefit of the Parties and, subject to Section 14, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. NCPS Parties shall be third party beneficiaries as set forth in Section 9.

25. **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents.

26. **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27. **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. No Party shall use, disclose or retain confidential information (including personally identifiable information or other account information) of any other Party or any third parties that such Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. Each Party may retain copies of and disclose any data or information collected from or on behalf of any other Party as required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as required by Law.

28. **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29. **Anti-Money Laundering.**

(a) Issuer Party acknowledges that NCPS is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which NCPS must obtain, verify and record information that allows NCPS to identify customers of NCPS opening accounts. Accordingly, NCPS will ask Issuer Party to provide, and Issuer Party shall provide upon NCPS's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a person's identity.

(b)   The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement.

30.   **Privacy.**

(a)   Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with all applicable U.S. privacy Law (including, without limitation, as applicable to the Party, Regulation S-P of the SEC and the Gramm-Leach-Bliley Act (15 U.S.C § 6081 et seq.)) and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b)   In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

31.   **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

[Signatures appear on following page(s).]

In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

Effective Date: 7/29/2024

Offering Name: 22 Salute, LLC

Minimum Offering: $40,000.00

Total Offering Amount: $1,200,000.00

Offering Exemption: Regulation Crowdfunding

ISSUER:

Entity Name: 22 Salute, LLC

Jurisdiction: DocuSigned by: Wyoming

By: *Eric Ranks*
533EDE09B2B3416 (Signature)

Name: Eric Ranks

Title: CEO

Date: 7/29/2024

Email: eric@22salute.com

With a copy to:

Address: 221 E 25th Street
Ogden, UT 84401

Phone No.: 1-801-673-3265

FUNDING PORTAL:

Entity Name: Main Street Bond, LLC

Jurisdiction: DocuSigned by: Kenneth Brenneman

By: *kenneth Brenneman*
81AD8584A104424 (Signature)

Name: Kenneth Brenneman

Title: CEO

Date: 7/29/2024

Email: kenneth@mainstreetbond.com

Address: 1326 Westwood Rd
Bountiful, UT 84010

Phone No.: 307-761-1139

NCPS:

North Capital Private Securities Corporation

Jurisdiction: Signed by: Delaware

By: *Linsey Harkness*
2679354EE383463 (Signature)

Name: Linsey Harkness

Title: Managing Director

Date: 7/29/2024

Email: jdowd@northcapital.com

With a copy to: lharkness@northcapital.com
dwatson@northcapital.com
escrow-ops@northcapital.com

Address: 623 E. Fort Union Boulevard, Suite 101
Midvale, Utah 84047

EXHIBIT A

CONTINGENT OFFERING

If the Offering is a contingent offering, the distribution is being made with the express understanding that Escrow Funds are not to be released to Issuer until some further event or contingency occurs, as described in this Exhibit A.

Investor funds will be promptly deposited in a separate bank escrow account, with NCPS serving as agent for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred.

Upon certification that all contingencies have been met, the Escrow Funds will be promptly distributed to Issuer. If the contingencies fail to be satisfied as required by the Offering, the Escrow Funds will be returned to the persons or entities entitled thereto.

The following contingencies apply to the Offering (*please check all that apply*):

☐ None.

☒ Issuer KYC, AML, and Bad Actor Check screening are complete for Issuer and all Control Persons of Issuer.

☒ Certain listed events will have occurred prior to closing (*please specify*):

Subscriptions for at least the Minimum Offering of $ 40,000.00 (amount) to be received by 07/23/2025 (date), as such amount and date may be amended as provided in the Offering Document.

☐ Other contingencies (*please describe*):

DS KB DS ER

EXHIBIT B

FEES AND EXPENSES

Escrow Administration Fee:*	$575 set-up and administration for 12 months (or partial period); $250 for each additional 12 months (or partial period)
Issuer Routable Account Number:	$150 per month
Out-of-Pocket Expenses:**	Billed at cost
Check Handling:	$10.00 per check (incoming/outgoing)
Transactional Costs:***	$100.00 for each additional escrow break
	$150.00 for each escrow amendment
	$100.00 for reprocessing a closing
	$250.00 per hour for extraordinary return reconciliation and processing
Wire Handling:	$25.00 per domestic wire (incoming/outgoing)
	$45.00 per international wire (incoming/outgoing)
ACH Disbursements:	0.15% on the amount transferred
ACH Dispute/Chargeback:	$50.00 per reversal/chargeback
ACH Failure Return Fee:	$1.50 per failure/return
Plaid Bank Verification Fee:****	$1.80 per linked account
Credit Card Transaction Fees Percentage Rate:****	3.15% on the amount transferred
Credit Card Transaction Fees Base Rate:****	$0.70 per each transaction
Credit Card Dispute/Chargeback Fee:****	$50.00 per reversal/chargeback
Bad Actor Checks:*****	$100.00 per covered person

Issuer Party shall pay NCPS the Escrow Administration Fee upon execution of this Agreement. In the event the escrow is not funded, the Fee and all related expenses, including attorneys' fees, remain due and payable, and once paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

Issuer Party shall pay all fees and expenses (including, without limitation, payment for or reimbursement of any uncollectible Cash Investment Instruments or chargebacks, reversals or other amounts) immediately upon NCPS's demand, or at NCPS's option, NCPS may deduct such fees from any disbursement of Escrow Funds from the Escrow Account as provided in Section 10(d).

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports and legal fees, will be billed as extraordinary expenses and capped at $15,000 (except as provided by Section 9).

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, ACHs, checks, internal transfers and securities transactions.

NCPS may increase the amounts set forth in this Exhibit B by providing written notice to Issuer Party such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent; provided that Issuer Party may terminate this Agreement pursuant to Section 17.

NCPS may submit any payment information provided to it by an Issuer Party in connection with this Agreement against any fees due from such Issuer Party. Each Issuer Party consents to NCPS retaining and using such payment information for future invoices and as provided in this Agreement. All payments shall be in US dollars in immediately available funds.

*Escrow Administration Fee includes KYC and AML due diligence for up to three entities for a single escrow account. If the escrow account under review has more than two control entities associated with the issuing entity, a $25 fee will be assessed for each additional entity review.

**Out-Of-Pocket Expenses include any custom features or additional work that the North Capital team may need to perform. These fees are uncommon and will be disclosed in such cases prior to invoicing.

***Reprocessing fees apply if a closing is submitted but not ready to be processed (including, but not limited to, Flow of Funds not complete or funds not settled in escrow).

****If applicable to the Offering and subject to the terms and conditions for NCPS's payment processing facilitation services.

*****Covered persons include, but are not limited to, the issuer, directors, general partners, managing members, executive officers, 20% beneficial owners, and promoters connected to the issuer. A complete list of covered persons can be found at https://www.sec.gov/info/smallbus/secg/bad-actor-small-entity-compliance-guide#part2.

******The fees payable under this Agreement, plus the other relevant fees, attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed as permitted by applicable FINRA rules.

ALL FEES AND EXPENSES PAID TO NCPS ARE NON-REFUNDABLE ABSENT ERROR OR MISTAKE.